SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2004

On May 14, 2004, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2004. Attached hereto are a copy of a press release and supplemental data, both dated May 14, 2004, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2005. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2004 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earning projections for the fiscal year ending March 31, 2005 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Japan and abroad, the effects of competition, the pricing of services, and the success of new products, new services and new businesses. No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings. The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki

Name: Shigehito Katsuki
Title: General Manager Department IV

Date: May 14, 2004

Consolidated Financial Results Release	May 14, 2004
For the Year Ended March 31, 2004	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Date of meeting of the board of directors for approval of consolidated financial statements: May 14, 2004

Adoption of U.S. GAAP: Yes

1.	Consolidated Financial Results for the Year Ended March 31, 2004 (April 1, 2003 – March 31, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Year ended March 31, 2004	11,095,537	1.6%	1,560,321	14.4%	1,527,348	8.7%
Year ended March 31, 2003	10,923,146	(0.9)%	1,363,557	–%	1,405,025	–%

	Net Income (Loss)		Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income before Income Taxes to Total Assets)	Income (Loss) before Income Taxes Margin (Ratio of Income before Income Taxes to Operating Revenues)
Year ended March 31, 2004	643,862	175.9%	40,607.65	(yen)	–	(yen)	10.7%	7.8%	13.8%
Year ended March 31, 2004	233,358	–%	14,549.03	(yen)	–	(yen)	4.1%	6.8%	12.9%

Notes:

1. Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2004:	(20,323) million yen
	For the year ended March 31, 2003:	(329,536) million yen
2. Weighted average number of shares outstanding (consolidated):
	For the year ended March 31, 2004:	15,855,684 shares
	For the year ended March 31, 2003:	16,039,415 shares
3. Change in accounting policy: Yes (Change in accounting policy for change in interest of investee and application of new accounting standard)
4. Percentages above represent changes from the previous year.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52 (yen)
March 31, 2003	19,783,600	5,637,595	28.5%	353,843.88 (yen)

Note: Number of shares outstanding at end of period (consolidated):	March 31, 2004: 15,741,201 shares
March 31, 2003: 15,932,436 shares

(3) Consolidated Cash Flows	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2004	3,480,591	(2,136,810)	(1,222,531)	1,431,421
Year ended March 31, 2003	2,438,516	(1,987,017)	(454,170)	1,313,066

(4) Numbers of Consolidated Subsidiaries and Affiliated Companies Accounted for Using the Equity Method

The number of consolidated subsidiaries: The number of unconsolidated subsidiaries accounted for using the equity method: The number of affiliated companies accounted for using the equity method:	347 75 97

(5) Changes of Reporting Entities

The number of consolidated subsidiaries added: The number of consolidated subsidiaries removed: The number of companies on the equity method added: The number of companies on the equity method removed:	38 25 31 85

2.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 – March 31, 2005)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,900,000	1,610,000	650,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005):    41,292.91 yen

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 16.

1. STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communications services, long-distance and international communications services, mobile communications services, and data communications services.

The business of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. (NTT DoCoMo) and NTT DATA Corporation (NTT DATA), two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Businesses

The principal elements in these businesses are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications businesses are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT-ME CORPORATION, Plala Networks Inc., NTT VIETNAM CORPORATION, NTT Finance (U.K.) Limited, NTT Directory Services Co., NTT INFRASTRUCTURE NETWORK CORPORATION, NTT Solco Corporation, NTT MARKETING ACT CORPORATION, NTT NEOMEIT CORPORATION, NTT CARD SOLUTION CORP., NTT BUSINESS INFORMATION SERVICE, INC., AIREC ENGINEERING CORPORATION, NTT NEOMEIT KANSAI CORPORATION, NTT-ME TOKYO CORPORATION, NTT SERVICE TOKYO CORPORATION, NTT MARKETING ACT KANSAI CORPORATION, NTT HOKKAIDO TELEMART CORPORATION, and 107 other companies.

(2) Long-Distance and International Communications Businesses

The principal elements in these businesses are inter-prefectural communications services, international communications services, and related ancillary services pertaining to international communications services.

The consolidated subsidiaries in the long-distance and international communications businesses are NTT COMMUNICATIONS CORPORATION(NTT Communications), NTT USA, Inc., Verio Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., NTT AUSTRALIA IP PTY LTD, NTT INVESTMENT SINGAPORE PTE. LTD., HKNet Company Limited, NTT MSC SDN. BHD., NTT PC Communications Inc., NTT COM ASIA LIMITED, NTT SINGAPORE PTE. LTD., Milletechno, Inc., NTT WORLD ENGINEERING MARINE CORPORATION, NTT Taiwan Ltd., NTT KOREA Co., Ltd., NTT do Brasil Telecomunicações Ltda., DREAM NET Corporation, NTT NaviSpace Corporation, and 27 other companies.

(3) Mobile Communications Businesses

The principal elements in these businesses are mobile telephone services, PHS services, quick-cast businesses (formerly, pager services), and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and 21 other companies.

(4) Data Communications Businesses

The principal elements in these businesses are systems integration services and network system services.

The consolidated subsidiaries in the data communications businesses are NTT DATA CORPORATION, NTT DATA System Technologies Inc., NTT DATA System Service Corporation, NTT DATA FINANCIAL CORPORATION, NTT DATA TOKYO SMS CORPORATION, and 36 other companies.

(5) Other Businesses

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT COMWARE CORPORATION, NTT Resonant Inc., NTT FACILITIES INC., NTT Electronics Corporation, NTT BUSINESS ASSOCIE Co., Ltd., NTT LEASING CO., LTD., NTT ADVANCED TECHNOLOGY CORPORATION, NTT LOGISCO Inc., NTT INTERNET INC., NTT Software Corporation, NTT ADVERTISING INC, NTT FINANCE JAPAN CO., LTD., NTT BUSINESS ASSOCIE TOKYO Co., Ltd., and 82 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
Regional Communications Businesses
NTT East
NTT West
Long-Distance and International Communications Businesses
NTT Communications
8 international companies
Mobile Communications Businesses
NTT DoCoMo
8 DoCoMo regional subsidiaries
Data Communications Businesses
NTT DATA
Regional Communications Support Group
· Engineering Businesses
NTT-ME Tokyo Corporation
NTT Neomeit Kansai Corporation
NTT Infrastructure Network Corporation
AIREC Engineering Corporation
and others
· Telephone Directory Businesses
NTT Directory Services
NTT Business Information Service
and others
· Telemarketing Businesses
NTT Solco Corporation
NTT Hokkaido Telemart
· Internet Related Businesses
Plala Networks
· Customer Service Businesses
NTT Service Tokyo Corporation
NTT Marketing Act Kansai Corporation
and others
· Others
NTT-Me Corporation
NTT Neomeit Corporation
NTT Marketing Act Corporation
NTT CARD SOLUTION CORP.
and others
Long-Distance and International Communications Support Group
· Internet Related Businesses
NTTPC Communications
DREAM NET Corporation
NTT NaviSpace Corporation
and others
· Others
NTT USA, Inc.
Verio Inc.
NTT World Engineering Marine
and others
Mobile Communications Support Group
DoCoMo Service
DoCoMo Engineering
DoCoMo Mobile
DoCoMo Support
DoCoMo Systems
DoCoMo Sentsu
DoCoMo Technology
and others
Data Communications Support Group
· System Integration Services
NTT DATA System Technologies
NTT DATA System Service
and others
· Network System Services
NTT DATA Financial
and others
· Others
NTT DATA Tokyo SMS
and others
Other Affiliates of Holding Company
· Engineering Businesses
NTT Facilities and others
· Real Estate Businesses
NTT Urban Development
and others
· SI and Information Processing Businesses
NTT Comware
NTT Internet and others
· Financing Businesses
NTT Leasing
NTT Finance Japan
and others
· Advanced Technology Development Businesses
NTT Electronics
NTT Software
NTT Advanced Technology Corporation
and others
· Administrative Service Businesses
NTT Business Associe Tokyo
and others
· Others
NTT Business Associe
NTT Advertising
NTT Logisco Inc. .
NTT Resonant Inc.
and others
Nippon Telegraph and Telephone Corporation

6

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

In a business environment marked by rapid and dramatic changes in market structure, NTT and its affiliates (NTT Group or the Group) are actively engaged in the reform of the Group’s business structure. Specific initiatives include: (1) active development of fiber-optic and other services as appropriate for the ubiquitous broadband era; (2) creation of new basic technologies utilizing R&D and the steady introduction of the fruits of R&D efforts to business operations; (3) promoting the international development of mobile multi-media communications businesses and IP network businesses; (4) continuous advance of overall Group structural reform through comprehensive management rationalization and expansion into new businesses; and (5) full utilization of the advantages of the holding company structure to achieve the above objectives.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of stable dividends with due regard to overall operating trend and financial situations while acting to secure necessary levels of internal reserves.

While utilizing its internal reserves for strengthening its financial standing, NTT intends to repurchase its own shares in order to implement a capital policy that takes into account supply and demand conditions of NTT’s shares.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

(4) Basic Approach to Corporate Governance and Status of Corporate Governance Policy Implementation

NTT recognizes corporate governance as an important management issue in its practical implementation of shareholder-oriented management. NTT is striving to enhance its corporate governance, centered around its Board of Directors and Board of Auditors system. NTT has formed a Board of Directors with 12 members, including two outside directors. In principle, this Board of Directors meets once per month to make decisions and report on important management issues. NTT’s Board of Auditors is comprised of five members, including two outside members (the number of members was increased from four to five at the June 2003 general shareholders meeting). Members of the Board of Auditors attend Board of Directors and other important management meetings, implement appropriate auditing of NTT’s works, and have a full-time organization and staff for these purposes.

Moreover, given the huge influence of the NTT Group on Japanese society at large, NTT recognizes that it must not only strictly observe all laws and regulations, but also conduct its business with the highest sense of ethics. Accordingly, NTT has drafted an “NTT Group Corporate Ethics Charter,” instituted a reporting and consultation system to address Group companies’ ethics, and is otherwise continuously engaged in expanding and strengthening educational activities and internal checks to firmly establish and vigorously advance the NTT Group’s ethical practices.

NTT has established a Disclosure Committee to enhance its corporate transparency and to improve the content of the materials released to the public.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the consolidated fiscal year ended March 31, 2004, while employment conditions remained severe throughout the economy, personal consumption picked up and an increasing number of companies reported improvement in corporate earnings. Consequently, the Japanese economy began to recover in the second half of the fiscal year.

Dramatic changes are taking place in the telecommunications market environment with the rapid advance of broadband communications. ADSL services are continuing to grow in the fast expanding broadband market. Fiber optics access services, which are the mainstay of broadband services, are also rapidly spreading amid intensified competition. These developments all point to the emergence of a full-fledged broadband age. In the mobile communications market, competitive conditions are being intensified with the introduction of fixed-rate Internet access services as well as by the increased sophistication and diversification of mobile multimedia services such as video clip transmission. On the other hand, the market for conventional fixed-line telephone services continues to shrink as a result of the accelerated expansion of fixed-rate Internet connections services and IP telephony.

Amid these conditions, the NTT Group actively implemented measures based on the NTT Group Three-Year Business Plan (fiscal years 2003-2005) in order to transform its revenue structure and to cut costs. In order to reinforce the revenue structure of broadband businesses, NTT Group made every possible effort to increase sales of ultra high-speed, interactive fiber-optic access services providing superior stability, while reducing fees and strategically improving facilities in high-demand areas. At the same time, the NTT Group worked at expanding sales of the third-generation FOMA mobile communications system by extending the coverage areas and upgrading terminal functions. Furthermore, to rapidly realize the new fiber optics resonant communications environment called for in the “Vision for a New Optical Generation,” the NTT-Resonant, Inc. was established for the purpose of engaging in the development of new broadband markets.

Continued efforts were made toward structural reform centered on NTT East and NTT West (the East and West regional companies). Extensive cost reduction programs were implemented to achieve further improvements in management efficiency. Regional outsourcing companies in charge of order processing and facilities maintenance were enlisted in efforts to actively develop new IT-related demand in their regions.

As a result of these activities, for the fiscal year ended March 31, 2004, NTT Group’s consolidated operating revenues amounted to 11,095.5 billion yen (an increase of 1.6% over the prior year), while income before income taxes amounted to 1,527.3 billion yen (an increase of 8.7% over the prior year). Consolidated net income came to 643.9 billion yen (net income in the prior year was 233.4 billion yen). While the East and West regional companies and NTT Communications reported declining revenues as a result of continued shrinkage in the market for conventional fixed-line telephone services, this was more than covered by the gains registered by NTT DoCoMo which were centered on the strong performance of “i-mode” services.

The business results of the principal companies of the NTT Group during the fiscal year ended March 31, 2004 were as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

As a holding company, NTT is in charge of advancing basic R&D and promoting the application of R&D results. Moreover, in its position of supervising and coordinating the NTT Group, NTT is responsible for achieving effective Group management through the formulation of strategies for the entire Group and the re-allocation of resources to match changes in the business environment.

As part of the efforts to ensure the speedy realization of a resonant communications environment, NTT formulated the NTT Group Three-Year Business Plan (fiscal years 2003-2005) and also engaged in creating proposals and intermediating in the development and promotion of broadband services and international businesses. For these management services, NTT received total payments of 20.9 billion yen (a decrease of 4.8% from the prior year) from the Group companies during the period under review. Other initiatives taken included the promotion of R&D activities centered on basic technologies for the development of next-generation network architecture and new services, and active efforts were also made toward the development of forward-looking cutting-edge basic technologies. Consequent to these R&D activities, NTT earned 146.8 billion yen (a decrease of 19.8% from the prior year) in basic research and development revenues. In connection to NTT DoCoMo’s public repurchase of its own shares (total of 919,117 shares scheduled for repurchase), NTT sold 698,000 NTT DoCoMo shares, worth 189.8 billion yen, to NTT DoCoMo. In addition to the above, NTT earned a total of 71.5 billion yen in dividend income from its Group companies (dividend income from Group companies in the prior year was 11.8 billion yen).

As a result of these activities, NTT’s consolidated operating revenues for the fiscal year ended March 31, 2004 amounted to 258.1 billion yen (an increase of 16.2% from the prior year) and recurring profit amounted to 78.6 billion yen (recurring profit in the prior year was 15.4 billion yen). NTT’s net income amounted to 240.3 billion yen (net income in the prior year was 81.1 billion yen) due to the registering of revenues from the sale of NTT DoCoMo shares as extraordinary profits of 189.5 billion yen.

Additionally, in accordance with a resolution passed at NTT’s 18th general shareholders meeting held on June 27, 2003 authorizing NTT to repurchase up to 200,000 shares of its own common stock at a cost of up to 100 billion yen, NTT repurchased 190,460 of its own shares at a cost of 99,999,496,000 yen during the period under review.

Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation

During the fiscal year under review, NTT East and NTT West continued working actively to reinforce their revenue structures by taking such measures as expanding broadband services, and to improve management efficiency.

In broadband services, NTT East and NTT West made continued efforts to strengthen their competitive positions by introducing various types of discounts and improving support systems. Special efforts were made to promote the sales of “B FLET’S” fiber optics Internet access services by strategically improving facilities in areas of intensive demand and reducing the time required for installation works. The two companies also worked to make their “FLET’S ADSL” services more competitive by offering services capable of maximum download speeds of up to 40Mbps. Additionally, efforts were made to develop new broadband demand by providing users of FLET’S services with upgraded content such as games and theater.

NTT East and NTT West acted to respond to the growing IP telephony demand of corporate customers by launching “IP telephone services for corporate customers.” The program features reduced rates for outgoing calls to the IP telephone network and to subscriber numbers, as well as the option to retain in-use subscriber telephone numbers for receiving incoming calls. New services were also launched enabling users to call from subscriber telephones and public pay phones to IP telephones with the prefix number 050.

The two companies endeavored to win new orders from corporate customers and local government organizations by launching a new VPN service. Named the “FLAT ETHER,” the service enables customers to create flat-rate intra-prefectural WAN at economical prices.

Turning to efforts to improve management efficiency, NTT East and NTT West continued to further implement thoroughgoing cost-reduction measures, to expand the range of works entrusted to the Group’s regional outsourcing companies for reducing expenditures for consignment tasks, and to otherwise advance their structural reforms.

Despite these management efforts, the results were affected by the severe business environment with intensified competition and the shrinking fixed-line market. The operating revenues at NTT East amounted to 2,267.1 billion yen (a decrease of 3.6% from the prior year), and the operating revenues at NTT West amounted to 2,166.8 billion yen (a decrease of 2.2% from the prior year).

NTT Communications Corporation

During the fiscal year under review, NTT Communications actively engaged in strengthening the competitiveness of its IP services and expanding its IP services globally.

In the area of OCN services, NTT Communications began offering the IP telephone “OCN .Phone” to users of ADSL and “B FLET’S” services as a standard set requiring no initial fees and monthly basic fees. It also endeavored to reinforce its competitiveness by introducing high-speed and low-cost ADSL-based services. Additionally, efforts were made to increase the use of IP phones by extending the service network to include mobile phones.

NTT Communications also actively advanced the global development of its IP services by launching a new “Global IP-VPN Solutions Package” which facilitates the construction of highly reliable virtual private networks across 138 countries, taking advantage of the company’s vast IP networks in the U.S., Europe, and Asia.

Despite these diverse management efforts, the severe business environment with heightened levels of industry competition and the contraction of the fixed-line market affected earnings. For the fiscal year ended March 31, 2004, NTT Communications’ operating revenues amounted to 1,106.6 billion yen (a decrease of 3.9% from the prior year).

NTT DATA Corporation

During the fiscal year under review, NTT DATA further reduced costs to boost its competitiveness in the systems integration field. At the same time, NTT DATA pursued structural reform by re-organizing NTT Group companies involved in regional businesses and in maintenance and operations services. It also actively endeavored to win orders for new systems, including electronic application filing systems across multiple government ministries and agencies.

NTT DATA has focused on the promotion of new businesses including the “IT Partner Business” program where NTT Data works together with its customer firms in the form of business alliances or joint investments to conduct IT-related businesses.

As a result of these efforts, NTT DATA’s consolidated operating revenues amounted to 846.7 billion yen (an increase of 1.8% from the prior year).

NTT DoCoMo, Inc.

During the fiscal year ended March 31, 2004, NTT DoCoMo promoted the market penetration of its “FOMA” services by expanding the service area and offering a diversified menu of fees. NTT DoCoMo also introduced and aggressively marketed the “FOMA 900i” series, whose terminals feature improvements in the basic performance through size and weight reductions and standby time extension, as well as a variety of new functions.

Alliances developed with overseas affiliates and partners were utilized in promoting the global development of “i-mode” services and third-generation mobile communications services. As a result of these initiatives, “i-mode” services were newly launched in Spain and Italy, while third-generation mobile communications services were launched in Hong Kong. Steady progress is being reported in these undertakings.

As a result of these efforts, NTT DoCoMo’s consolidated operating revenues for the fiscal year under review amounted to 5,048.1 billion yen (an increase of 5.0% from the prior year).

(2) Financial Conditions

Cash flows provided by operating activities for the current fiscal year amounted to 3,480.6 billion yen (an increase of 1,042.1 billion yen, or 42.7% from the prior year) resulting from net income and depreciation and amortization costs. Cash flows used in investing activities amounted to 2,136.8 billion yen (an increase of 149.8 billion yen, or 7.5% from the prior year) due to acquisition of property, plant, and equipment. Cash flows used in financing activities reached 1,222.5 billion yen resulting from repayment of debt and purchase of treasury stock (an increase of 768.4 billion yen, or 169.2% from the prior year). As a result, cash and cash equivalents at the end of the current fiscal year increased by 118.4 billion yen (9.0%), to 1,431.4 billion yen.

(3) Fiscal Year Profit Allocation

NTT expects to offer a 2,500 yen year-end dividend. Combined with the interim dividend already distributed, NTT thus expects to offer dividends of 5,000 yen per share of common stock for the full year ended March 31, 2004.

(4) Projections for the Upcoming Fiscal Year (Ending March 31, 2005)

While foreign exchange trends and international conditions leave some room for concern, the global economy will probably continue to advance at a relatively high pace of growth. Against this backdrop, the Japanese economy can be expected to enjoy a mild recovery during the forthcoming fiscal year.

In the telecommunications field, broadband and ubiquitous communications continue to spread rapidly. As seen in the rapid spread of electronic commercial transactions and administrative procedures and the proliferation of consumer electronics that are integrated into networks, advances in broadband and ubiquitous communications are penetrating wide areas of industries and consumer activities. Meanwhile, there are growing expectations that IT applications will help to transform Japan’s socioeconomic systems, following the adoption of the “e-Japan Strategy II” by the government’s IT Strategic Headquarters. Given the rapid pace of growth, it is expected that numerous new participants will continue to enter this market based on a wide range of business models. Together with the deregulation of the basic service agreement and fees, these developments indicate that competition will become even more intense in the future.

Under these conditions, in order to rapidly realize a resonant communications environment, the NTT Group established NTT-Resonant, Inc., which launched its operations in April 2004. Built on a concentration of development resources of NTT’s research center and NTT Group companies, the new company will serve as an engine for advancing the broadband businesses of the Group. The aim is be to lead the industry in the development of easy-to-operate high quality interactive video communications services and broadband portal services equipped with new high-value functions, and to market these in collaboration with other NTT Group companies. The NTT Group will continue to make an all out effort to market its optical access services by reinforcing its sales forces and improving related services. “FOMA” services will also be aggressively marketed through the introduction of fixed-rate packages for packet communications in “i-mode” services and the continued improvement of terminals. NTT intends to contribute to the solution of social problems, such as declining birthrates, the aging of society and insufficient employment opportunities, and to advancement of the government’s IT strategies by speedily realizing the resonant communications environment. On the other hand, the NTT Group will continue to go forward on structural reforms and will aim to transform its business and financial structures by improving operating efficiency and expanding into new business fields. Finally, the entire NTT Group will commit itself to attaining even higher standards in the protection of the personal information of customers and to thereby maintaining a secure environment for users.

In the area of research and development, the NTT Group will direct all its energies toward the creation of basic technologies for supporting the resonant communications environment. To steadily embody the fruits of our R&D efforts in our businesses, the Group’s “Comprehensive Commercialization Functions” will be fully utilized to further accelerate the pace of commercialization through active collaboration among NTT Group companies.

NTT’s consolidated projections for the fiscal year ending March 31, 2005 are as follows.

Operating revenues are projected to reach 10,900.0 billion yen (a decrease of 1.8% from the prior year). Income before income taxes is projected to amount to 1,610.0 billion yen (an increase of 5.4% from the prior year), while net income is expected to reach 650.0 billion yen(an increase of 1.0% from the prior year).

NTT expects to offer dividends of 6,000 yen per share of common stock for the full fiscal year ending March 31, 2005.

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

4. Consolidated Balance Sheets

			(Millions of yen)
	March 31, 2003	March 31, 2004	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,313,066	1,431,421	118,355
Notes and accounts receivable, trade	1,773,812	1,813,095	39,283
Allowance for doubtful accounts	(41,981)	(40,317)	1,664
Inventories	179,072	238,052	58,980
Prepaid expenses and other current assets	494,096	392,169	(101,927)
Deferred income taxes	231,611	256,719	25,108
Total current assets	3,949,676	4,091,139	141,463
Property, plant and equipment:
Telecommunications equipment	13,697,334	13,770,965	73,631
Telecommunications service lines	12,302,142	12,611,662	309,520
Buildings and structures	5,497,800	5,529,986	32,186
Machinery, vessels and tools	1,982,720	1,988,176	5,456
Land	829,437	837,073	7,636
Construction in progress	374,499	339,023	(35,476)
Accumulated depreciation	(23,626,024)	(24,307,259)	(681,235)
Total property, plant and equipment	11,057,908	10,769,626	(288,282)
Investments and other assets:
Investments in affiliated companies	448,809	385,029	(63,780)
Marketable securities and other investments	195,959	255,768	59,809
Goodwill, net	204,062	281,561	77,499
Other intangibles, net	1,369,604	1,324,804	(44,800)
Other assets	607,162	649,441	42,279
Deferred income taxes	1,950,420	1,677,505	(272,915)
Total investments and other assets	4,776,016	4,574,108	(201,908)

TOTAL ASSETS	19,783,600	19,434,873	(348,727)

			(Millions of yen)
	March 31, 2003	March 31, 2004	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	411,891	288,089	(123,802)
Current portion of long-term debt	821,469	877,448	55,979
Accounts payable, trade	1,359,527	1,404,461	44,934
Accrued payroll	570,399	546,599	(23,800)
Accrued interest	23,879	18,977	(4,902)
Accrued taxes on income	211,607	346,103	134,496
Accrued consumption tax	78,886	51,526	(27,360)
Advances received	62,383	59,111	(3,272)
Other	226,350	216,531	(9,819)
Total current liabilities	3,766,391	3,808,845	42,454
Long-term liabilities:
Long-term debt	5,457,322	4,756,118	(701,204)
Obligations under capital leases	309,132	257,811	(51,321)
Liability for employees’ severance payments	2,506,535	2,023,348	(483,187)
Other	580,316	577,591	(2,725)
Total long-term liabilities	8,853,305	7,614,868	(1,238,437)
Minority interest in consolidated subsidiaries	1,526,309	1,613,188	86,879
Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,669,736	2,722,092	52,356
Retained earnings	2,246,996	2,710,805	463,809
Accumulated other comprehensive income (loss)	(217,083)	27,129	244,212
Treasury stock	(4)	(4)	—

Total shareholders’ equity	5,637,595	6,397,972	760,377

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,783,600	19,434,873	(348,727)

5. Consolidated Statements of Income

		(Millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2004	Increase (Decrease)
Operating revenues:
Fixed Communications	3,330,216	3,162,185	(3,330,216)
Mobile Communications	3,381,828	3,328,627	(3,381,828)
Data transmission services	1,262,644	1,519,947	(1,262,644)
Leased circuit	485,004	455,406	(485,004)
Sale of telecommunications equipment	616,436	713,352	(616,436)
System integration	844,677	863,008	(844,677)
Miscellaneous	1,002,341	1,053,012	(1,002,341)
Total operating revenues	10,923,146	—	(10,923,146)

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,421,654	2,378,275	(43,379)
Cost of equipment sold (exclusive of items shown separately below)	1,105,046	1,245,018	(1,105,046)
Cost of system integration (exclusive of items shown separately below)	503,729	522,766	(503,729)
Depreciation and amortization	2,377,764	2,197,058	(180,706)
Selling, general and administrative expenses	3,114,455	3,192,099	77,644
Write-down of goodwill and other intangible assets	36,941	—	(36,941)
Total operating expenses	9,559,589	—	(9,559,589)
Operating income	1,363,557	—	(1,363,557)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(129,811)	(113,358)	16,453
Interest income	26,321	26,661	340
Gains on sales of subsidiary stock	138,718	—	(138,718)
Other, net	6,240	53,724	47,784
Total other income and expenses	41,468	(32,973)	(74,441)

Income (loss) before income taxes	1,405,025	—	(1,405,025)
Income tax expense (benefit):	704,271	—	(704,271)
Current	392,973	496,658	(392,973)
Deferred	311,298	106,553	(311,298)
Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting changes	700,754	—	(700,754)
Minority interest in consolidated subsidiaries	114,980	259,952	(114,980)

Equity in earnings (losses) of affiliated companies	(329,536)	(20,323)	329,536
Income (loss) before cumulative effect of accounting changes	256,238	—	(256,238)
Cumulative effect of accounting changes	(22,880)	—	22,880

Net income (loss)	233,358	—	(233,358)

6. Consolidated Statements of Shareholders’ Equity

			(Millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2004	Increase (Decrease)
Common stock:

At beginning of year	937,950	937,950	—

At end of year	937,950	937,950	—

Additional paid-in capital:

At beginning of year	2,669,736	2,669,736	—
Increase in additional paid-in capital of an affiliate	—	3,087	3,087
Increase in change in interest of investee	—	49,269	49,269

At end of year	2,669,736	2,722,092	52,356

Retained earnings:
At beginning of year	2,181,491	2,246,996	65,505
Appropriations-
Cash dividends	(40,336)	(39,831)	505
Interim distribution-
Cash dividends	(40,335)	(39,830)	505
Net income (loss)	233,358	643,862	410,504
Purchase and retirement of common stock	(87,182)	(100,392)	(13,210)
At end of year	2,246,996	2,710,805	463,809

Accumulated comprehensive income (loss):
At beginning of year	75,974	(217,083)	(293,057)
Other comprehensive income (loss)	(293,057)	244,212	537,269
At end of year	(217,083)	27,129	244,212

Treasury stock, at cost
At beginning of year	(99)	(4)	95
Net change in treasury stock	95	—	(95)
At end of year	(4)	(4)	—

Shareholders’ equity at end of year	5,637,595	6,397,972	760,377

Summary of total comprehensive income (loss):
Net income (loss)	233,358	643,862	410,504
Other comprehensive income (loss)	(293,057)	244,212	537,269
Comprehensive income (loss)	(59,699)	888,074	947,773

7. Consolidated Statements of Cash Flows

			(Millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2004	Increase (Decrease)
I Cash flows from operating activities:

Net income (loss)	233,358	643,862	410,504
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	2,377,764	2,197,058	(180,706)
Deferred taxes	311,298	106,553	(204,745)
Minority interest in consolidated subsidiaries	114,980	259,952	144,972
Cumulative effect of accounting changes	22,880	—	(22,880)
Write-down of goodwill and other intangible assets	36,941	—	(36,941)
Loss on disposal of property, plant and equipment	225,282	176,394	(48,888)
Gains on sales of subsidiary stock	(138,718)	—	138,718
Equity in (earnings) losses of affiliated companies	329,536	20,323	(309,213)
(Increase) decrease in notes and accounts receivable, trade	389,570	16,480	(373,090)
(Increase) decrease in inventories	7,267	(57,905)	(65,172)
(Increase) decrease in other current assets	(111,458)	109,493	220,951
Increase (decrease) in accounts payable, trade and accrued payroll	(39,205)	(24,164)	15,041
Increase (decrease) in accrued consumption tax	4,309	(26,935)	(31,244)
Increase (decrease) in accrued interest	(7,284)	(4,869)	2,415
Increase (decrease) in advances received	11,542	(6,589)	(18,131)
Increase (decrease) in accrued taxes on income	(131,879)	134,937	266,816
Increase (decrease) in other current liabilities	52,904	38,860	(14,044)
Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	(1,193,281)	(94,036)	1,099,245
Increase (decrease) in other long-term liabilities	22,288	(20,046)	(42,334)
Other	(79,578)	11,223	90,801

Net cash provided by operating activities	2,438,516	3,480,591	1,042,075

II Cash flows from investing activities:

Payments for property, plant and equipment	(1,725,536)	(1,765,708)	(40,172)
Proceeds from sale of property, plant and equipment	89,572	79,744	(9,828)
Payments for purchase of investments	(61,786)	(40,755)	21,031
Proceeds from sale of marketable equity securities and other investments	28,868	33,410	4,542
Acquisition of intangible and other assets	(318,135)	(443,501)	(125,366)

Net cash used in investing activities	(1,987,017)	(2,136,810)	(149,793)

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	1,065,248	478,320	(586,928)
Payments for settlement of long-term debt	(1,024,229)	(1,145,167)	(120,938)
Dividends paid	(80,671)	(79,661)	1,010
Purchase and retirement of common stock	(87,087)	(100,392)	(13,305)
Payments for acquisition of subsidiary’s stocks from minority shareholders	(86,256)	(205,047)	(118,791)
Net increase (decrease) in short-term borrowings and other	(241,175)	(170,584)	70,591

Net cash provided by (used in) financing activities	(454,170)	(1,222,531)	(768,361)

IV Effect of exchange rate changes on cash and cash equivalents	(3,448)	(2,895)	553

V Net increase (decrease) in cash and cash equivalents	(6,119)	118,355	124,474
VI Cash and cash equivalents at beginning of year	1,319,185	1,313,066	(6,119)
VII Cash and cash equivalents at end of year	1,313,066	1,431,421	118,355

Supplemental information
Cash paid during the year for:
Interest	136,123	117,844	(18,279)
Income taxes, net	602,537	253,995	(348,542)
Noncash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	275,341	439	(274,902)
Capital lease obligations incurred during the period	12,176	13,690	1,514

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

1.	Change in Accounting Policy

NTT changed its accounting policy in the second half of the year ended March 31, 2004 with regards to accounting for transactions where subsidiaries issue shares to third parties at amounts in excess of or less than NTT’s average carrying value. The effect of this accounting change was to adopt the policy as of the beginning of the year ended March 31, 2004. Previously, NTT recognized gains and losses arising from these transactions in income for the year in which the change in interest occurred. NTT has changed its policy to recognize these gains and losses in equity, as permitted by Staff Accounting Bulletin (“SAB”) No. 51, “Accounting for sales of stock by a subsidiary.” This change has been made because, based on the current year’s activity and potential future transactions, NTT concluded it probable that similar future transactions in respect of a change in interest in investee companies may occur twice or more in a short period. As a result, NTT believes these gains are more appropriately recorded in equity.

Adoption of this change in policy does not require a cumulative effect change as equity appropriately reflects prior gains. However, as the change is effective from April 1, 2003, a gain of ¥49,269 million recorded in earnings for the six months ended September 30, 2003 is recognized in equity under the revised policy.

2.	Application of New Accounting Standard

Accounting for Asset Retirement Obligations

Effective April 1, 2003, NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing the liability for asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to those to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. However, NTT concluded that the fair value of the liabilities would be immaterial. The adoption of SFAS 143 did not have a material impact on the results of operations or the financial position of NTT Group.

3.	Principal Accounting Policies

(1) Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

(2) Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

(3) Property, Plant, and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method.

(4) Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

(5) Liabilities for Employees’ Severance Payments

SFAS 87, “Employers’ Accounting for Pensions” and SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” apply.

(6) Derivative Financial Instruments

SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities,” SFAS 138 “Accounting for Certain Derivatives Instruments and Certain Hedging Activities, an amendment of SFAS No. 133” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

(7) Income Taxes

Income taxes are computed on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

[Reference]

Details of “Cost of services,” “Cost of equipment sold,” “Cost of system integration” and “Selling, general and administrative expenses”

	(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2004
For personnel	2,139,394	2,114,020
For purchase of goods and services	4,501,693	4,780,494
Retirement of property, plant and equipment	272,178	219,880
Other	231,619	223,764

Total	7,144,884	7,338,158

8. Business Segments

(Consolidated)

1. Sales and operating revenue

	Year ended March 31, 2003	(Millions of yen) Year ended March 31, 2004
Regional communications services
Customers	4,125,055	4,061,919
Intersegment	717,848	673,741

Total	4,842,903	4,735,660

Long-distance communications and international services
Customers	1,068,659	1,057,373
Intersegment	164,502	132,088

Total	1,233,161	1,189,461

Wireless services
Customers	4,780,418	5,022,576
Intersegment	28,670	25,489

Total	4,809,088	5,048,065

Data communications services
Customers	690,167	697,821
Intersegment	141,942	128,127

Total	832,109	825,948

Other
Customers	258,847	255,848
Intersegment	1,058,356	988,718

Total	1,317,203	1,244,566

Elimination of intersegment	(2,111,318)	(1,948,163)

Consolidated total	10,923,146	11,095,537

2. Segment profit or loss

	Year ended March 31, 2003	(Millions of yen) Year ended March 31, 2004
Operating income
Regional communications services	169,429	248,395
Long-distance communications and international services	49,338	90,524
Wireless services	1,056,719	1,102,918
Data communications services	58,785	38,317
Other	1,394	29,115

Total	1,335,665	1,509,269
Elimination of intersegment	27,892	51,052

Operating income	1,363,557	1,560,321

3. Assets

	(Millions of yen)
	March 31, 2003	March 31, 2004
Total Assets
Regional communications services	9,652,161	9,093,204
Long-distance communications and international services	1,633,808	1,542,258
Wireless services	6,058,007	6,262,266
Data communications services	1,183,354	1,189,030
Other	10,842,737	10,484,054

Total	29,370,067	28,570,812
Elimination of intersegment	(9,586,467)	(9,135,939)

Consolidated total	19,783,600	19,434,873

4. Other significant items

	(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2004
Depreciation and amortization
Regional communications services	1,095,229	1,014,847
Long-distance communications and international services	161,973	145,263
Wireless services	749,197	720,997
Data communications services	158,207	164,639
Other	219,954	155,145

Total	2,384,560	2,200,891

Elimination of intersegment	(6,796)	(3,833)

Consolidated total	2,377,764	2,197,058

Capital investments for segment assets (*)
Regional communications services	730,264	813,212
Long-distance communications and international services	119,451	136,181
Wireless services	853,956	805,482
Data communications services	171,017	148,923
Other	102,927	109,800

Consolidated total	1,977,615	2,013,598

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2003	Year ended March 31, 2004
Payments for property, plant and equipment	1,725,536 million yen	1,765,708 million yen
Acquisition of intangible and other assets	318,135 million yen	443,501 million yen

Total	2,043,671 million yen	2,209,209 million yen
Difference from the total of capital investments	66,056 million yen	195,611 million yen

9. Leases

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc.’s rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

10. Related Party Transactions

(Consolidated)

Transactions with affiliated companies and related balances:

	(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2004
Operating revenues	31,018	26,353
Operating expenses	217,887	184,040

	(Millions of yen)

	March 31, 2003	March 31, 2004
Receivables	73,751	9,061
Payables	62,664	45,205

11. Income Taxes

(Consolidated)

Significant components of deferred tax assets and liabilities:

	(Millions of yen)

	March 31, 2003	March 31, 2004
Deferred tax assets:
Liability for employees’ severance payments	844,238	716,743
Depreciation	200,161	219,095
Impairment of investments in foreign companies	837,248	797,838
Operating loss carryforwards	474,560	346,311
Other	433,502	417,595

Total gross deferred tax assets	2,789,709	2,497,582

Less—Valuation allowance	(63,516)	(60,953)

Total deferred tax assets	2,726,193	2,436,629

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock etc.	(576,007)	(556,622)
Foreign currency translation adjustments	(57,536)	(37,554)
Other	(72,011)	(82,063)

Total gross deferred tax liabilities	(705,554)	(676,239)

Net deferred tax assets	2,020,639	1,760,390

12. Securities

(Consolidated)

1. Available-for-sale

		(Millions of yen)
		March 31, 2003	March 31, 2004	Increase (Decrease)
Equity securities	Carrying amounts	72,037	72,104	(67)
	Gross unrealized gains	7,641	68,968	61,327
	Gross unrealized losses	13,430	10,579	(2,851)
	Fair value	66,248	130,493	64,245

Debt securities	Carrying amounts	1,171	89	(1,082)
	Gross unrealized gains	181	1	(180)
	Gross unrealized losses	—	—	—
	Fair value	1,352	90	(1,262)

2. Held-to-maturity

		(Millions of yen)
		March 31, 2003	March 31, 2004	Increase (Decrease)
Debt securities	Carrying amounts	37,189	21,659	(15,530)
	Gross unrealized gains	620	194	(426)
	Gross unrealized losses	143	2	(141)
	Fair value	37,666	21,851	(15,815)

13. Financial Instruments

(Consolidated)

In accordance with Tokyo Stock Exchange, Inc.’s rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

14. Employees’ Severance Payments

(Consolidated)

1.	Severance Payments and Qualified Pension Plans

(1) Benefit obligations

		(Millions of yen)
	March 31, 2003	March 31, 2004

Benefit obligation, end of year	(2,802,684)	(2,580,180)

Fair value of plan assets, end of year	798,583	998,703

Funded status	(2,004,101)	(1,581,477)

Unrecognized net actuarial loss	434,653	283,075

Unrecognized transition obligation	10,185	5,430

Unrecognized prior service cost	(151,242)	(241,157)

Net amount recognized as recorded in the consolidated balance sheets	(1,710,505)	(1,534,129)

Liability for employees’ severance payments	(1,967,583)	(1,573,970)

Other intangibles and other assets	8,934	4,649

Accumulated other comprehensive loss	248,144	35,192

(2) Cost for employees’ severance indemnities

		(Millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Service cost	101,199	99,461
Interest cost on projected benefit obligation	66,487	54,191
Expected return on plan assets	(23,853)	(21,093)
Net amortization and deferral	(31,235)	(13,731)
Total cost for employees’ severance indemnities as recorded in the consolidated statements of income	112,598	118,828

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2003	Year ended March 31, 2004
Discount rate	Project benefit obligation	2.0%	2.0%
	Net pension cost	2.5%	2.0%
Long-term rate of salary increases		1.5-3.4%	1.5-3.4%
Long-term rate of return on plan assets		2.5%	2.5%

2.	The NTT Kosei-Nenkin-Kikin (Welfare Pension Fund)

(1) Benefit obligations

		(Millions of yen)
	March 31, 2003	March 31, 2004

Benefit obligation, end of year	(1,858,506)	(1,954,004)

Fair value of plan assets, end of year	969,314	1,165,712

Funded status	(889,192)	(788,292)

Unrecognized net actuarial loss	676,557	473,025

Unrecognized prior service cost	(45,289)	(40,582)

Net amount recognized as recorded in the consolidated balance sheets	(257,924)	(355,849)

Liability for employees’ severance payments	(538,952)	(449,378)

Accumulated other comprehensive loss	281,028	93,529

(2) Cost for employees’ severance indemnities

		(Millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2004
Service cost	123,421	84,307
Interest cost on projected benefit obligation	38,473	36,536
Expected return on plan assets	(26,322)	(25,002)
Net amortization and deferral	16,648	39,499
Employee contributions	(28,532)	(15,337)
Total cost for employees’ severance indemnities as recorded in the consolidated statements of income	123,688	120,003

(3) Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2003	Year ended March 31, 2004
Discount rate	Project benefit obligation	2.0%	2.0%
	Net pension cost	2.5%	2.0%
Long-term rate of salary increases		2.0-4.7%	2.0-4.7%
Long-term rate of return on plan assets		2.5%	2.5%

15. Other

In accordance with the provisions of Additional Rule No.54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2004 is ¥71,236 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

(reference 1)

Number of Subscribers of Major Services

			(thousands)
	At the end of fiscal year ended March 31, 2003	At the end of fiscal year ended March 31, 2004	At the end of fiscal year ending March 31, 2005
Fixed-Line
Telephone and INS-Net
East
Telephone Subscriber Lines	25,139	25,264	25,317
INS-Net Subscriber Lines	5,260	4,756	4,340
Telephone + INS-Net	30,399	30,020	29,657
West
Telephone Subscriber Lines	25,575	25,674	25,707
INS-Net Subscriber Lines	4,868	4,378	3,930
Telephone + INS-Net	30,442	30,053	29,637
Fixed Rate IP Services
East
FLET’S ISDN	651	514	364
FLET’S ADSL	1,430	2,283	2,983
B-FLET’S	111	426	1,026
West
FLET’S ISDN	621	466	359
FLET’S ADSL	1,127	1,806	2,506
B-FLET’S	88	414	1,014
NTT Group Major ISP	5,709	6,167	6,900
OCN*	3,504	4,118	4,500
Plala*	1,670	1,750	2,080
Mobile
Cellular	43,861	45,927	47,700
FOMA*	330	3,045	10,600
i-mode	37,758	41,077	43,400
FOMA*	303	2,997	—

Notes:	1.	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	2.	NTT Group Major ISP includes WAKWAK, InfoSphere, and Dreamnet besides OCN and Plala.
		* Partial listing only.

(reference 2)

Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (PDC) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees.) We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

				(yen)
	At the end of Fiscal Year ended March 31, 2003	4th Quarter ended March 31, 2004 (from January to March)	At the end of Fiscal Year ended March 31, 2004	At the end of Fiscal Year ending March 31, 2005
NTT East
Telephone Subscriber Lines ARPU	3,020	2,970	2,990	2,950
ISDN Subscriber Lines ARPU	5,850	5,630	5,750	5,570
NTT West
Telephone Subscriber Lines ARPU	2,950	2,880	2,900	2,890
ISDN Subscriber Lines ARPU	5,830	5,600	5,730	5,560
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+PDC)	8,130	7,610	7,890	7,270
Voice ARPU (FOMA+PDC)	6,380	5,640	5,920	5,390
Packet ARPU (FOMA+PDC)	1,750	1,970	1,970	1,880
i-mode ARPU (FOMA+PDC)*	1,750	1,970	1,970	1,870
ARPU generated purely from i-mode (FOMA+PDC)	2,120	2,210	2,240	2,070
Cellular Aggregate ARPU (FOMA)	7,740	10,360	10,280	9,240
Voice ARPU (FOMA)	5,050	6,960	6,900	6,410
Packet ARPU (FOMA)	2,690	3,400	3,380	2,830
i-mode ARPU (FOMA)*	2,120	3,310	3,240	2,750
ARPU generated purely from i-mode (FOMA)	2,340	3,370	3,330	2,810
Cellular Aggregate ARPU (PDC)	8,120	7,470	7,830	6,970
Voice ARPU (PDC)	6,370	5,570	5,890	5,240
i-mode ARPU (PDC)	1,750	1,900	1,940	1,730

ARPU generated purely from i-mode (PDC)	2,110	2,140	2,200	1,940

Notes:	1.	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.
		—	ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.
		—	ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.
	2.	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
	3.	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	4.	We compute ARPU for our cellular business using two aggregate measures.
		—	CellularAggregate ARPU (FOMA+PDC) = Voice ARPU (FOMA+PDC) + Packet ARPU (FOMA+PDC).
		—	Our Voice ARPU (FOMA+PDC) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional PDC services, and our Packet ARPU (FOMA+PDC) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional PDC services. We also separately compute i-mode ARPU (FOMA+PDC), as a subcomponent of Packet ARPU (FOMA+PDC). In particular, i-mode ARPU (FOMA+PDC) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and PDC services.
		—	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
		—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.
		—	Cellular Aggregate ARPU (PDC) = Cellular Voice ARPU (PDC) + i-mode ARPU (PDC).
		—	Our Voice ARPU (PDC) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (PDC) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional PDC services.
	5.	We show ARPU for our i-mode using two aggregate measures.
		—	i-mode ARPU is based on the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
		—	ARPU generated purely from i-mode is based on the number of active subscribers to the i-mode service only.
	6.	No. of active subscribers used in ARPU calculation are as below.
		—	4Q Results: Sum of No. of active subscribers**(as defined below) for each month from January to March.
		—	FY Results&Forecast: Sum of No. of active subscribers**(as defined below) for each month from April to March
** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
Calculation methods for No. of active subscribers used in ARPU (PDC, i-mode (PDC), generated purely from i-mode (PDC)) changed as of 4th quarter and full year results.
Numerical values by previous calculation methods are as follows.
		—	4Q Results: {(No. of subscribers at Dec. 31 + No. of subscribers at Mar. 31 ) /2} x 3 months
		—	FY Results: {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2} x 12 months

		(yen)
	4th Quarter ended March 31, 2004 (from January to March)	At the end of Fiscal Year ended March 31, 2004
Aggregate ARPU (PDC)	7,480	7,910
Voice ARPU (PDC)	5,580	5,950
i-mode ARPU (PDC)	1,900	1,960
ARPU generated purely from i-mode (PDC)	2,140	2,240

*	Partial listing only.

Non-consolidated Financial Results Release	May 14, 2004
For the Year Ended March 31, 2004	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

Date of the meeting of the board of directors for approval of the non-consolidated financial statements: May 14, 2004

Interim dividends plan: Yes

Date of the ordinary general meeting of shareholders: June 29, 2004

Adoption of the Unit Share System: No

1.	Non-consolidated Financial Results for the Year Ended March 31, 2004 (April 1, 2003 – March 31, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(1) Non-consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues			Operating Income			Recurring Profit
Year ended March 31, 2004	258,104	16.2%		71,862	633.4%		78,664	409.7%
Year ended March 31, 2003	222,065	(29.3%	)	9,798	(87.7%	)	15,434	(83.4%	)

	Net Income		Earnings per Share	Diluted Earnings per Share	ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Recurring Profit to Total Assets)	Recurring Profit Margin (Ratio of Recurring Profit to Operating Revenues)
Year ended March 31, 2004	240,306	196.2%	15,150.87 (yen)	– (yen)	4.7%	0.9%	30.5%
Year ended March 31, 2003	81,136	(6.5%)	5,056.23 (yen)	– (yen)	1.6%	0.2%	7.0%

Notes:	1. Weighted average number of shares outstanding (non-consolidated):
		For the year ended March 31, 2004:	15,855,684 shares
		For the year ended March 31, 2003:	16,039,415 shares
	2. Change in accounting policy	No
3. Percentages above represent changes from the previous year.

(2) Dividends

	Total Dividends per Share			Yearly Total Dividends	Payout Ratio	Ratio of Dividends to Shareholders’ Equity
		Interim Dividends per Share	Year-end Dividends per Share
Year ended March 31, 2004	5,000.00 (yen)	2,500.00 (yen)	2,500.00 (yen)	79,183 (Millions of Yen)	33.0%	1.5%
Year ended March 31, 2003	5,000.00 (yen)	2,500.00 (yen)	2,500.00 (yen)	80,166 (Millions of Yen)	98.9%	1.6%

(3) Non-consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58 (yen)
March 31, 2003	9,059,136	5,101,668	56.3%	320,204.07 (yen)

Notes:	1. Number of shares outstanding at end of period (non-consolidated):	March 31, 2004: March 31, 2003:	15,741,201 shares 15,932,436 shares
	2. Number of treasury stock:	March 31, 2004: March 31, 2003:	8 shares 9 shares

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 – March 31, 2005)

	(Millions of yen, except per share amounts)
	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
Year ending March 31, 2005	330,000	152,000	149,000	6,000.00 (yen)

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 9,465.61 yen

Note: With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 16.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2003	March 31, 2004	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	45,903	29,907	(15,995)
Accounts receivable, trade	1,270	1,705	434
Supplies	332	240	(92)
(Increase) decrease in accounts receivable	1,445	878	(567)
Increase (decrease) in accounts payable and accrued expenses	5,800	—	(5,800)
Short-term loan receivable	460,250	475,058	14,807
Accounts receivable, other	112,239	128,919	16,679
Other current assets	33,639	41,729	8,090
Total current assets	660,882	678,439	17,556

Fixed assets:
Property, plant and equipment
Buildings	170,572	162,655	(7,917)
Structures	7,580	6,939	(640)
Machinery, equipment and vehicles	890	725	(165)
Tools, furniture and fixtures	17,588	18,011	422
Land	31,533	31,479	(53)
Construction in progress	737	1,779	1,042
Total property, plant and equipment	228,902	221,591	(7,310)
Intangible fixed assets	45,219	24,755	(20,463)
Investments and other assets
Investment securities	12,124	34,165	22,040
Investments in subsidiaries and affiliated companies	4,767,779	4,772,634	4,854
Investment in capital	294	145	(148)
Long-term loan receivable to subsidiaries	3,274,168	2,827,125	(447,043)
Deferred income taxes	68,664	56,861	(11,803)
Other investments	912	876	(35)
Total investments and other assets	8,123,944	7,691,809	(432,135)
Total fixed assets	8,398,066	7,938,156	(459,910)

Deferred assets:
Discount on bonds payable	187	160	(26)

TOTAL ASSETS	9,059,136	8,616,756	(442,379)

	(Millions of yen)
	March 31, 2003	March 31, 2004	Increase (Decrease)
LIABILITIES
Current liabilities:
Accounts payable, trade	5,854	1,914	(3,939)
Current portion of corporate bonds	185,935	200,000	14,065
Current portion of long-term borrowings	221,329	286,896	65,567
Accounts payable, other	192,962	108,205	(84,757)
(Increase) decrease in accounts receivable	16,062	13,881	(2,181)
Increase (decrease) in accounts payable and accrued expenses	26,201	—	(26,201)
Deferred tax liabilities	—	3,200	3,200
Advance received	1,079	1,043	(36)
Deposit received	234	208	(25)
Unearned revenue	1	—	(1)
Other current liabilities	7,443	5,835	(1,608)
Total current liabilities	657,103	621,185	(35,918)
Long-term liabilities:
Corporate bonds	1,827,813	1,639,563	(188,250)
Long-term borrowings	1,442,097	1,158,215	(283,881)
Liability for employees’ severance payments	30,023	29,493	(529)
Other long-term liabilities	429	420	(8)
Total long-term liabilities	3,300,363	2,827,693	(472,670)

TOTAL LIABILITIES	3,957,467	3,448,879	(508,588)

SHAREHOLDERS’ EQUITY
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—
Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	10,716	5,551	(5,165)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the year	213,941	279,323	65,381
Total earned surplus	1,490,991	1,551,207	60,216
Net unrealized gains (losses) on securities	(95)	5,897	5,992
Treasury stock	(3)	(4)	(0)

TOTAL SHAREHOLDERS’ EQUITY	5,101,668	5,167,876	66,208

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,059,136	8,616,756	(442,379)

2. Non-Consolidated Comparative Statements of Income

	(Millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2004	Increase (Decrease)
Operating revenues:	222,065	258,104	36,038
Dividends received	11,813	71,577	59,764
Revenues from Group management	22,047	20,983	(1,064)
Revenues from basic R&D	183,034	146,867	(36,167)
(Increase) decrease in accounts receivable	5,169	18,675	13,505
Operating expenses:	212,266	186,241	(26,025)
Administration	21,737	20,393	(1,344)
Experiment and research	134,636	120,040	(14,596)
Depreciation and amortization	49,827	40,389	(9,437)
Retirement of fixed assets	2,662	2,310	(351)
Miscellaneous taxes	3,403	3,107	(295)
Operating income	9,798	71,862	62,063

Non-operating revenues:	91,526	74,259	(17,267)
Interest income	63,908	56,767	(7,140)
Lease income	19,731	13,974	(5,756)
Miscellaneous income	7,887	3,517	(4,370)
Non-operating expenses:	85,891	67,457	(18,433)
Interest expenses	23,009	19,982	(3,027)
Corporate bond interest expenses	42,719	39,535	(3,183)
Lease expenses	12,365	6,651	(5,714)
Miscellaneous expenses	7,796	1,287	(6,509)
Recurring profit	15,434	78,664	63,230

Extraordinary Profits:	147,989	189,572	41,582
Gains on sales of investments in affiliated companies	147,989	189,572	41,582
Extraordinary Losses:	13,187	12,143	(1,044)
Write-off of investments in affiliated companies	13,187	12,143	(1,044)

Income before income taxes	150,236	256,093	105,856
Corporation, inhabitant, and enterprise taxes	78,400	(913)	(79,313)
Deferred tax expenses (benefits)	(9,300)	16,700	26,000
Net income	81,136	240,306	159,169
Unappropriated retained earnings brought forward	260,322	179,238	(81,084)
Retirement of treasury stock	87,182	100,391	13,208
Interim dividends	40,334	39,830	(504)
Unappropriated retained earnings for the year	213,941	279,323	65,381

3. Proposal for Appropriation of Unappropriated Retained Earnings

		(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2004
Unappropriated retained earnings for the year	213,941	279,323

Return of reserve for special depreciation to retained earnings	5,165	3,157

Total	219,107	282,480

Proposal of appropriation:

Cash dividends	39,831	39,353

	(¥2,500 per share)	(¥2,500 per share)

Bonuses paid to directors and corporate auditors	37	78

(Portion paid to corporate auditors)	(7)	(18)

Unappropriated Retained earnings carried forward	179,238	243,048

Note: Interim dividends of ¥39,830 million (¥2,500 per share) was paid to shareholders on December 3, 2003.

4. Non-Consolidated Comparative Statements of Cash Flows

			(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2004	Increase (Decrease)
I Cash flows from operating activities:
Income before income taxes	150,236	256,093	105,856
Depreciation and amortization	53,617	43,732	(9,885)
Loss on disposal of property, plant and equipment	1,894	2,281	386
Dividends received	(11,813)	(71,577)	(59,764)
Increase (decrease) in liability for employees’ severance payments	(227)	(529)	(302)
(Increase) decrease in accounts receivable	(72,622)	21,565	94,187
Increase (decrease) in accounts payable and accrued expenses	100,590	(33,014)	(133,605)
Increase (decrease) in accrued consumption tax	(748)	(123)	625
Other	(128,496)	(175,814)	(47,318)

Sub-total	92,430	42,611	(49,819)
Interest and dividends received	78,265	130,176	51,910
Interest paid	(67,601)	(61,378)	6,223
Income taxes received (paid)	58,636	(115,525)	(174,161)

Net cash provided by (used in) operating activities	161,730	(4,116)	(165,847)

II Cash flows from investing activities:
Payments for property, plant and equipment	(40,488)	(23,068)	17,419
Proceeds from sale of property, plant and equipment	1,953	553	(1,400)
Acquisition of investments	(13,900)	(29,801)	(15,901)
Proceeds from sale of investments	148,664	190,718	42,053
Payments for long-term loans	(730,327)	(229,541)	500,786
Proceeds from long-term loans receivable	485,668	660,250	174,582
Other	48	(4,964)	(5,013)

Net cash provided by (used in) investing activities	(148,380)	564,146	712,527

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	654,297	221,291	(433,006)
Payments for settlement of long-term debt	(443,559)	(607,264)	(163,705)
Dividends paid	(80,670)	(79,661)	1,009
Purchase and retirement of common stock	(87,086)	(100,391)	(13,304)

Net cash provided by (used in) financing activities	42,980	(566,025)	(609,006)

IV Net increase (decrease) in cash and cash equivalents	56,330	(5,995)	(62,326)

V Cash and cash equivalents at beginning of year	9,572	65,903	56,330

VI Cash and cash equivalents at end of year	65,903	59,907	(5,995)

Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

1.	Securities

(1)	Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

(2)	Other securities

[1]	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

[2]	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which is determined by the moving average method.

2.	Supplies

Supplies are stated at cost, which is determined by the last purchase cost method.

3.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. The estimated useful lives and residual value of fixed assets are determined pursuant to the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Laws, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over its estimated useful life within five years.

4.	Deferred Assets

Discount on bonds payable is amortized on a straight-line basis over the redemption period. As to bond issue cost, its total amount is expensed at the time of payment.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their own recoverability.

No allowance is accrued as of this year-end.

(2)	Liability for employees’ severance payments

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of year-end.

Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized from the next period on a straight-line basis over the average remaining services periods at the time of recognition.

6.	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

7.	Hedging Activities

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under the “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

(2)	Hedging Instruments and Hedged Items

[1]	Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and the combinations of the above.

[2]	Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

(3)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

(4)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

8.	Consumption Taxes

Consumption taxes are separately accounted for by excluding it from each transaction amounts.

Notes to Non-Consolidated Balance Sheets

1.	Accumulated depreciation on property, plant and equipment:

March 31, 2004:	207,819 million yen
March 31, 2003:	202,895 million yen

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees:

March 31, 2004:	102,950 million yen
March 31, 2003:	104,750 million yen

Notes to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2004:	154,043 million yen
Year ended March 31, 2003:	188,587 million yen

5. Leases

In accordance with Tokyo Stock Exchange, Inc.’s rule, we would disclose this information via EDINET (Electronic Disclosure for Investors’ Network) later.

6. Securities

March 31, 2003

Marketable investments in subsidiaries

	Amount included in the balance sheet	Fair value	Difference
Investments in subsidiaries	20,453 million yen	7,472,792 million yen	7,452,338 million yen

March 31, 2004

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference
Investments in subsidiaries	20,170 million yen	7,777,460 million yen	7,757,289 million yen
Investments in affiliated companies	9,603 million yen	9,786 million yen	183 million yen

Total	29,773 million yen	7,787,246 million yen	7,757,472 million yen

7. Income Taxes

Breakdown of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2003	March 31, 2004
Deferred tax assets:
Liability for employees’ severance payments	11,236	11,463
Depreciation	47,215	38,722
Other	25,034	12,551

Total gross deferred tax assets	83,486	62,737

Less—Valuation allowance	(5,107)	—

Total deferred tax assets	78,378	62,737

Deferred tax liabilities:
Reserve for special depreciation	(3,913)	(1,639)
Enterprise tax receivable	—	(3,251)
Net unrealized gains/losses on securities	—	(4,038)
Other	—	(146)

Total gross deferred tax liabilities	(3,913)	(9,075)

Net deferred tax assets	74,464	53,661

8. NTT’s New Board of Directors

(subject to shareholders’ approval)

President

Norio Wada

Senior Executive Vice Presidents

Toyohiko Takabe

Ryuji Yamada

Senior Vice Presidents

Yuji Inoue

Shin Hashimoto

Masaki Mitsumura

Hiroo Unoura

Ken Yagi

Haruki Matsuno

Takashi Imai

Yotaro Kobayashi

Corporate Auditors

Takao Nakajima

Yoshio Miwa

Masamichi Tanabe

Masao Iseki

Yasuchika Negoro

Note:	The first three members of this list are nominated for positions with representative authority.

Attachment

Nippon Telegraph and Telephone Corporation

May 14, 2004

NTT’s Shares and Shareholders (as of March 31, 2004)

1. Classification of Shareholders

Details	NTT’s Shares and Shareholders							Odd-Lot Shares
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc. (Individuals)	Domestic Individuals, etc.	Total
Total Holders	6	527	115	13,121	(99 1,040)	1,423,599	1,438,408

Total Shares	7,234,646	2,284,858	28,999	292,451	(277 2,570,120)	3,290,932	15,702,006	39,203

%	46.07	14.56	0.18	1.86	(0.00 16.37)	20.96	100.00

Notes:

1.     “Other Domestic Corporations” includes 17,920 shares under the name of Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.     “Domestic Individuals, etc.” includes 19 shares of treasury stock, and “Odd-Lot Shares” includes 0.30 shares of treasury stock. The actual number of treasury stock shares at the end of March 31, 2004 was 8.30.

3.     The number of shareholders who own only odd-lot shares is 329,198.

2. Classification by Number of Shares

Details	NTT’s Shares and Shareholders								Odd-Lot Shares
	At Least 1,000	At Least 500	At Least 100	At Least 50	At Least 10	At Least 5	At Least 1	Total
Number of Holders	355	185	1,105	1,543	37,065	88,316	1,309,839	1,438,408

%	0.02	0.01	0.08	0.11	2.58	6.14	91.06	100.00

Total Shares	12,161,105	126,987	215,161	98,961	566,396	535,466	1,997,930	15,702,006	39,203

%	77.45	0.81	1.37	0.63	3.61	3.41	12.72	100.00

Notes:

1.     “At Least 1,000” includes 17,920 shares under the name of the Japan Securities Depository Center, and “Odd-Lot Shares” includes 0.72 shares under the name of Japan Securities Depository Center.

2.     “At Least 10” includes 19 shares of treasury stock, and “Odd-Lot Shares” includes 0.30 shares of treasury stock.

3. Principal Shareholders

Name	Share Holdings	Percent of Total Shares Issued
The Minister of Finance	7,234,387.26	45.96
Japan Trustee Services Bank Ltd.	689,571.00	4.38
The Master Trust Bank of Japan Ltd.	490,759.00	3.12
The Chase Manhattan Bank, N.A. London	287,506.00	1.83
Moxley and Company	258,942.00	1.64
State Street Bank and Trust Company	251,402.00	1.60
The Chase Manhattan Bank, N.A. London, SL Omnibus Account	163,136.00	1.04
NTT Employee Share-Holding Association	142,760.22	0.91
Nippon Life Insurance Company	95,953.68	0.61
Northern Trust Co. (AVFC) Sub A/C USL	88,934.08	0.56

Total	9,703,351.24	61.64

43

Nippon Telegraph and Telephone Corporation

May 14, 2004

Consolidated Financial Results for the Year ended March 31, 2004

April 1, 2003 – March 31, 2004

Consolidated Results of Operations

			(Billions of Yen)
Details	Year ended March 31, 2004 <U.S. GAAP>	Year ended March 31, 2003 <U.S. GAAP>	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	11,095.5	10,923.1	172.4	1.6%
Operating Expenses	9,535.2	9,559.6	(24.4)	(0.3%	)

Operating Income	1,560.3	1,363.6	196.8	14.4%
Other Income (Expenses), Net	(33.0)	41.5	(74.4)	—

Income before Income Taxes	1,527.3	1,405.0	122.3	8.7%
Income Taxes	603.2	704.3	(101.1)	(14.3%	)
Minority Interests in Earnings of Consolidated Subsidiaries	260.0	115.0	145.0	126.1%
Equity in Net Losses of Affiliates	(20.3)	(329.5)	309.2	93.8%
Cumulative Effect of Accounting Changes	—	(22.9)	22.9	—

Net Income (Loss)	643.9	233.4	410.5	175.9%

Note: NTT’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP).

Operating Performance of NTT and Its Major Subsidiaries

							(Billions of Yen)
	NTT (Holding Company)	NTT East		NTT West		NTT Communications	NTT DATA	NTT DoCoMo

Details	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated		<JPN GAAP> Non-Consolidated		<JPN GAAP> Non-Consolidated	<JPN GAAP> Consolidated	<U.S. GAAP> Consolidated
Operating Revenues	258.1	2,267.1		*2,166.8		1,106.6	846.7	5,048.1
Change from previous year	36.0	(85.0)		(48.1)		(45.4)	14.5	239.0
% Change	16.2%	(3.6%	)	(2.2%	)	(3.9% )	1.8%	5.0%
Operating Income	71.8	86.4		86.6		116.2	59.7	1,102.9
Change from previous year	62.0	38.0		44.0		(29.0)	(1.8)	46.2
Recurring Profit	78.6	97.8		90.5		113.0	49.6	**1,101.1
Change from previous year	63.2	34.5		45.6		(30.2)	2.3	58.2
Extraordinary Profits	189.5	9.3		15.0		—	8.4
Extraordinary Losses	12.1	6.7		7.1		50.4	13.6
Net Income (Loss)	240.3	57.9		61.5		24.1	26.9	650.0
Change from previous year	159.1	54.9		42.1		10.5	(1.6)	437.5

*	NTT West’s “Operating Revenues” includes 18.4 billion yen in a subsidy from NTT East to NTT West.

**	NTT DoCoMo’s “Recurring Profit” represents its “Income before Income Taxes.”

Consolidated Financial Results Forecasts for the Year Ending March 31, 2005

	(Billions of Yen)
	Consolidated
		NTT (Holding Company)	NTT East	NTT West	NTT Communications	NTT DATA	NTT DoCoMo
Details	<U.S. GAAP>	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Non-Consolidated	<JPN GAAP> Consolidated	<U.S. GAAP> Consolidated
Operating Revenues	10,900.0	330.0	2,148.0	2,070.0	1,087.0	830.0	4,920.0
Change from previous year	(195.5)	71.8	(119.1)	(96.8)	(19.6)	(16.7)	(128.1)
% Change	(1.8% )	27.9%	(5.3% )	(4.5% )	(1.8% )	(2.0% )	(2.5% )
Operating Income	1,180.0	145.0	85.0	71.0	84.0	35.0	830.0
Change from previous year	(380.3)	73.1	(1.4)	(15.6)	(32.2)	(24.7)	(272.9)
Income before Income Taxes	1,610.0	*152.0	*95.0	*74.0	*80.0	*26.0	1,314.0
Change from previous year	82.7	73.3	(2.8)	(16.5)	(33.0)	(23.6)	212.9
Net Income	650.0	149.0	52.0	44.0	47.0	16.0	751.0
Change from previous year	6.1	(91.3)	(5.9)	(17.5)	22.8	(10.9)	101.0

* “Income before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications, and NTT DATA represent their recurring profits.

Note:

The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and confirmed accurately. Risks and uncertainties inherent in future projections, NTT’s future business operation, the status of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures above.

<Reference>

The numbers of the other consolidated subsidiaries (347 companies) are as follows:

NTT East Corporation Group (74 companies)

NTT West Corporation Group (52 companies)

NTT Communications Group (47 companies)

NTT DATA Group (41 companies)

NTT DoCoMo Group (37 companies)

and

NTT Facilities Group (11 companies), NTT Urban Development Group (8 companies),

NTT Comware Corporation Group (8 companies), NTT Business Associe Group (35 companies), and 34 other companies.

Reference

●Number of Telephone Subscriber Services

				(Thousands)
Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Telephone Subscriber Lines	50,938	50,714	224	0.4%
Number of ISDN Subscriber Lines	9,135	10,128	(993)	(9.8%	)
Total	60,072	60,842	(769)	(1.3%	)
Number of Cellular Telephone Subscribers	45,927	43,861	2,066	4.7%
Number of i-mode Subscribers	41,077	37,758	3,319	8.8%
Number of PHS Telephone Subscribers	1,592	1,688	(96)	(5.7%	)
Total	47,519	45,549	1,970	4.3%

Notes:

1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines.
2.	Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers.
3.	“Number of Cellular Telephone Subscribers” includes “FOMA” subscribers.

●Indicators

Details	March 31, 2004	March 31, 2003	Increase (Decrease)
EBITDA Margin	35.5%	36.3%	(0.8 point	)
Operating Free Cash Flow (Billions of yen)	1,920.2	1,989.0	(68.8)
ROCE	7.3%	6.3%	1.0 point

Notes:

1.	EBITDA Margin = (Operating income + DA)/Operating revenues
2.	Operating Free Cash Flow = Operating income + DA – Capital investment
3.	ROCE = Operating income × (1 – Statutory tax rate)/Operating capital employed
*	DA (Depreciation and amortization, Loss on disposal of property, plant and equipment): [March 31, 2004] 2,373.5 billion yen [March 31, 2003] 2,603.0 billion yen
*	Capital investment: See figures in the table of “Capital Investements” below.
*	Operating capital employed: [March 31, 2004] 12,324.0 billion yen [March 31, 2003] 12,497.1 billion yen
*	Statutory tax rate: [March 31, 2004] 42% [March 31, 2003] 42%

			(Employees)
Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	205,300	211,000	(5,700)	(2.7%	)

Note: The figure on March 31, 2003 includes the number of employees of the companies which became consolidated during the year ended March 31, 2004.

			(Billions of Yen)
Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	2,013.6	1,977.6	36.0	1.8%

Note: The figures represent the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles.

			(Billions of Yen)
Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Interest-Bearing Debts	5,921.7	6,690.7	(769.0)	(11.5%	)

Non-Consolidated Financial Results for the Year Ended March 31, 2004

April 1, 2003 – March 31, 2004

(Based on accounting principles generally accepted in Japan)

Operating Results

			(Billions of Yen)
Details	Year ended March 31, 2004	Year ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	258.1	222.0	36.0	16.2%
Operating Expenses	186.2	212.2	(26.0)	(12.3%	)
Operating Income	71.8	9.7	62.0	633.4%
Non-Operating Income	6.8	5.6	1.1	20.7%
Recurring Profit	78.6	15.4	63.2	409.7%
Extraordinary Profits	189.5	147.9	41.5	28.1%
Extraordinary Losses	12.1	13.1	(1.0)	(7.9%	)
Net Income	240.3	81.1	159.1	196.2%

Proposal for Appropriation of Unappropriated Retained Earnings

	(Billions of Yen)
Details	Year ended March 31, 2004
Unappropriated Retained Earnings for the Year	*279.3	Net Income	240.3

Return of Special Depreciation Reserve to Retained Earnings	3.1	Unappropriated Retained Earnings Brought Forward (+)	179.2

Total	282.4	Retirement of Treasury Stock (-)	100.3

Appropriation of Unappropriated Retained Earnings	39.4	Interim Dividends for the Year (-)	39.8

Cash Dividends	39.3	* Unappropriated Retained Earnings for the Year	279.3
Bonuses to Directors and Corporate Auditors	78 million yen

Unappropriated Retained Carried Forward	243.0

Forecasts for the Year Ending March 31, 2005

			(Billions of Yen)
Details	Operating Revenues	Operating Income	Recurring Profit	Net Income
Forecasts for the Year Ending March 31, 2005	330.0	145.0	152.0	149.0

Nippon Telegraph and Telephone East Corporation

May 14, 2004

Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2004

April 1, 2003 - March 31, 2004

(Based on accounting principles generally accepted in Japan)

Operating Results

				(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Operating Revenues	2,267.1	2,352.2	(85.0)	(3.6%)

Operating Expenses	2,180.7	2,303.8	(123.0)	(5.3%)

Operating Income	86.4	48.3	38.0	78.7%

Non-Operating Income	11.4	14.9	(3.5)	(23.5%)

Recurring Profit	97.8	63.3	34.5	54.5%

Extraordinary Profits	9.3	—	9.3	—

Extraordinary Losses	6.7	23.2	(16.5)	(71.0%)

Income before Income Taxes	100.4	40.0	60.3	150.8%

Income Taxes	42.4	37.0	5.4	14.7%

Net Income	57.9	3.0	54.9	—

Notes:	1.	Extraordinary profits for the fiscal year ended March 31, 2004 are gain on sale of property, plant and equipment.

	2.	Extraordinary losses for the fiscal year ended March 31, 2004 are amortization of cumulative effect of change in accounting standard for severance payments and pension plans.

Proposal for Appropriation of Unappropriated Retained Earnings

	(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004
Unappropriated Retained Earnings for the Year	*57.9	Net Income	57.9
Cash Dividends	32.4	Unappropriated Retained Earnings Carried Forward(+)	0
Bonuses to Directors and Corporate Auditors	57 million yen

Appropriation of Unappropriated Retained Earnings	32.5	* Unappropriated Retained Earnings for the Year	57.9
Unappropriated Retained Earnings Carried Forward	25.4

Forecasts for the Fiscal Year Ending March 31, 2005

				(Billions of Yen)
Details	Operating Revenues	Operating Income	Recurring Profit	Net Income
Forecasts for the Fiscal Year Ending March 31, 2005	2,148.0	85.0	95.0	52.0

Breakdown of Operating Revenues and Operating Expenses

(1)	Operating Revenues

				(Billions of Yen)
Service	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Voice Transmission Services Revenues (excluding the amounts of IP Services Revenues)	1,506.9	1,582.1	(75.1)	(4.8%)

Monthly Charge Revenues*	939.5	956.4	(16.9)	(1.8%)

Call Rates Revenues*	238.7	291.4	(52.7)	(18.1%)

Interconnection Call Revenues*	224.4	213.2	11.1	5.2%

IP Services Revenues	151.3	88.4	62.9	71.2%

Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	246.9	304.1	(57.1)	(18.8%)

Telegram Services Revenues	30.9	32.3	(1.3)	(4.1%)

Other Telecommunications Services Revenues	166.5	168.3	(1.8)	(1.1%)

Related Business Revenues	164.3	176.8	(12.5)	(7.1%)

Total	2,267.1	2,352.2	(85.0)	(3.6%)

* Partial listing only

Notes:	1.	“Voice Transmission Services Revenues” represent the total of telephone revenues and ISDN revenues.

	2.	“Voice Transmission Services Revenues” for the fiscal year ended March 31, 2004 includes 18.2 billion yen in settlement of interconnection charges based on the LRIC methodology.

(2)	Operating Expenses

				(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Personnel	234.3	295.2	(60.9)	(20.6%)

Purchase of goods and services	1,343.5	1,336.3	7.1	0.5%

Depreciation and amortization	458.8	499.1	(40.3)	(8.1%)

Retirement of fixed assets	68.4	94.3	(25.9)	(27.5%)

Miscellaneous Taxes	75.6	78.6	(2.9)	(3.8%)

Total	2,180.7	2,303.8	(123.0)	(5.3%)

Note: “Purchase of goods and services” for the fiscal year ended March 31, 2004 includes a subsidy to NTT West of 18.4 billion yen.

Financial Position

				(Billions of Yen)
Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Fixed Assets	3,664.0	3,783.7	(119.6)	(3.2)%

Current Assets	642.6	733.8	(91.2)	(12.4)%

Total Assets	4,306.7	4,517.6	(210.9)	(4.7)%

Long-Term Liabilities	1,744.8	1,894.1	(149.2)	(7.9)%

Current Liabilities	668.1	785.0	(116.9)	(14.9)%

Total Liabilities	2,413.0	2,679.2	(266.1)	(9.9)%

Interest-Bearing Debts*	1,105.6	1,294.0	(188.3)	(14.6)%

Shareholders’ Equity	1,893.6	1,838.4	55.2	3.0%

Total of Liabilities and Shareholders’ Equity	4,306.7	4,517.6	(210.9)	(4.7)%

*	Partial listing only

Cash Flows

					(Billions of Yen)
Details		Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

I.	Cash Flows from Operating Activities	537.8	113.5	424.3	—

II.	Cash Flows from Investing Activities	(380.7)	(321.5)	(59.2)	—

III.	Cash Flows from Financing Activities	(191.4)	178.0	(369.4)	—

IV.	Net Increase (Decrease) in Cash and Cash Equivalents	(34.3)	(29.9)	(4.4)	—

V.	Cash and Cash Equivalents at Beginning of Year	220.6	250.5	(29.9)	(11.9)%

VI.	Cash and Cash Equivalents at End of Year	186.2	220.6	(34.3)	(15.6)%

Reference

1.	Number of Subscriber Lines

Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Number of Telephone Subscriber Lines (1,000)	25,264	25,139	124	0.5%

Number of ISDN Subscriber Lines (1,000)	4,756	5,260	(504)	(9.6)%

Number of Subscriber Lines	30,020	30,399	(380)	(1.2)%

Notes:	1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Analog Lite Plan is included).

	2.	Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

2.	Number of IP-related Services Subscribers

Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Number of FLET’S ISDN Subscribers (1,000)	514	651	(137)	(21.0)%

Number of FLET’S ADSL Subscribers (1,000)	2,283	1,430	853	59.6%

Number of B-FLET’S Subscribers (1,000)	426	111	315	283.9%

3.	Indicators

Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)

EBITDA Margin	26.4%	26.5%	(0.1point	)

Operating Free Cash Flow (Billions of Yen)	220.3	288.7	(68.3)

ROCE	1.6%	0.9%	0.7point

Notes:	1. EBITDA Margin = (Operating income + DA)/Operating revenues

2. Operating Free Cash Flow = Operating income + DA - Capital investment

3. ROCE = Operating income ×(1 - Statutory tax rate)/Operating capital employed

*DA (Depreciation and amortization, Loss on disposal of property, plant and equipment) : [March 31, 2004] 511.7 billion yen [March 31,2003] 574.5 billion yen

*Capital investments : See figures in the table of “Capital Investements” below.

*Operating capital employed : [March 31, 2004] 1,866.0 billion yen [March 31, 2003] 1,837.2 billion yen

*Statutory tax rate : [March 31, 2004] 41.9% [March 31, 2003]41.9%

4.	Number of Employees

Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	14,900	18,100	(3,200)	(17.7)%

5.	Capital Investements

				(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	377.8	334.2	43.6	13.0%

May 14, 2004

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2004

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for fiscal 2003 are presented in the following attachments.

(Attachments)

1.	Summary of Results
2.	Non-consolidated Balance Sheet
3.	Non-consolidated Statement of Income
4.	Non-consolidated Statement of Cash Flows
5.	Proposal of Appropriation of Unappropriated Retained Earnings
6.	Business Results (Non-consolidated Operating Revenues)
7.	New Board of Directors

Inquiries:

Hiroshi Niitsu and Takami Honma

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

Attachment 1

SUMMARY OF RESULTS

During the fiscal year ended March 31, 2004, there were signs of a recovery in the Japanese economy. While employment conditions remained to be severe, consumer spending recovered, corporate earnings improved, and exports and capital investment increased.

In the information and communications sectors, the broadband services market grew significantly, particularly the high-speed, high-volume optical access services, which herald the arrival of the broadband age. More subscribers joined the ranks of ADSL service users as connection speeds continued to rise, but the fight for customers through lower prices has intensified. Though demand in the optical access services market increased, competition for market share became more intense, with power companies and other players entering the market. The demand for IP telephone services grew, and as many providers have begun to offer IP telephone services, NTT East’s operating environment has become even more severe.

Against this backdrop, we have used the motto “a company truly led by the customer” as a guiding principle in daily operations, and have sought to improve management efficiency through structural reforms as we actively develop our broadband services as a new revenue source and a means of establishing a stronger financial base. In addition, we are actively working on the e-Japan Strategy II announced in July 2003 by the Japanese government’s IT Strategy Headquarters.

There were several major actions taken by us this fiscal year.

We upgraded services in response to customer needs and worked to lower prices in the fast-expanding broadband market. The maximum download speed of ADSL services was increased to 24 Mbps in July 2003, and to 40 Mbps in December 2003. Corporate data-transfer services were provided with a broad selection of speeds, and we introduced the “Flat Ether” service for flat-rate intra-prefectural communications, which enables customers to construct an economical network for communications to other business bases.

In responding to the demand for IP telephone services, we introduced the “Corporate IP Telephone Service” and a fixed-line telephone or public telephone to IP telephone service (numbers starting with 050). We also decided to launch a new fixed-line to mobile telephone service in April 2004 that offers lower call rates than those offered by the mobile telephone carriers.

To expand the range and depth of broadband content, we have formed alliances with other companies in Japan and abroad, delivering online entertainment such as “DisneyBB on FLET’S,” and offering trial subscriptions to the “Game on FLET’S” online gaming service, as well as live distribution of appearances of movie stars promoting new movie releases.

To improve customer convenience, we have expanded the service areas of the “B FLET’S New Family Type” and “Inter-Prefecture IP Communications Network Services.” We have also introduced a 24-hour, year-round repair service for FLET’S users called “Advanced Support” and the “FLET’S .Net” service, which enables communications using the next-generation Internet protocol, IPv6.

We lowered the monthly fees for B FLET’S New Family Type and Mansion Type, and ran a special B FLET’S campaign with an incentive of a 50% discount on the installation fee, and a FLET’S ADSL campaign that waived monthly fees for a certain period. We also actively worked toward usage trials and utilization of leading technologies for copyright protection and high-volume data distribution.

To meet the needs of our high-usage corporate customers, we developed our total solutions business concept called “Team M@rketing Solutions,” which makes full use of our optical access services for business users and the most advanced data center technology to meet the quickly evolving and diverse needs of our customers. In addition, the e-Japan Promotion Department of the Business Communications Headquarters, and the e-Japan Promotion Office of the Business Communications Department at each branch have been the focus of our efforts to provide solutions for the e-Japan Strategy II plan, such as electronic application systems, electronic bidding systems, and electronic voting systems.

In the sphere of new business development, we established an environmental service company NTT-GP Eco Communications, Inc., in April 2003 as a joint venture with NTT Facilities, Inc., and Ebara Corporation.

As part of our structural reform efforts, we streamlined management structures in April 2003 by moving portions of certain operations to prefectural outsourcing subsidiaries* established for this purpose. The operations transferred included portions of branch market planning and branch corporate marketing operations as well as construction and service administration operations from the headquarters cost center. Certain headquarters cost center functions were merged with headquarters staff administration as part of the reorganization. Along with these changes, NTT-ME was given the new mission of handling services for corporations.

*	Prefectural outsourcing subsidiaries: companies set up at the prefecture level named NTT Service [prefecture name] Corporation, or NTT Business Associe [prefecture name] Co., Ltd., or NTT ME [Prefecture or region name] Corporation.

We also recognize that ensuring compliance is vitally important to the continuation of a business, and in November 2002, the NTT Group adopted the NTT Group Corporate Ethics Charter, developed under the leadership of Nippon Telegraph and Telephone Corporation. This charter formed the basis of increased efforts to reinforce corporate ethics, including company-wide ethics education, with a special focus on protecting personal information.

Our efforts to protect the environment were based on the NTT East’s Global Environmental Charter established in December 1999, which includes measures covering paper resources, global warming, hazardous waste, and other measures to continue to reduce the burden on the environment. In addition to performing an information and communications life-cycle assessment, we developed and introduced environmentally friendly steel-tube telephone polls, called eco-polls. All branch offices have now received ISO 14001 certification, and we are working hard to promote environmental protection through various means such as collecting and using information supplied by our Environmental Information Distribution System and publishing the NTT East Environmental Report 2003.

As a result of these developments, NTT East’s business results for the fiscal year ended March 31, 2004 were as follows. Operating revenues were 2,267.1 billion yen (year-on-year decrease of 3.6%), recurring profit was 97.8 billion yen (year-on-year increase of 54.5%), and net profit was 57.9 billion yen (net profit for the last year was 3 billion yen).

Attachment 2

NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

	March 31, 2003	March 31, 2004
	Millions of Yen	Millions of Yen	Millions of US$

ASSETS

FIXED ASSETS	3,783,739	3,664,084	34,566
CURRENT ASSETS	733,898	642,633	6,062

TOTAL ASSETS	4,517,637	4,306,718	40,629

LIABILITIES

LONG-TERM LIABILITIES:
Long-term debt	1,095,662	1,010,103	9,529
Liability for employees’ severance payments	791,873	728,580	6,873
Other	6,592	6,207	58
Total long-term liabilities	1,894,127	1,744,890	16,461

CURRENT LIABILITIES:
Current portion of long-term debt	143,373	95,559	901
Accounts payable, trade	169,508	170,463	1,608
Accounts payable, other	320,903	324,058	3,057
Accrued taxes on income	177	146	1
Other	151,133	77,950	735
Total current liabilities	785,097	668,178	6,303

TOTAL LIABILITIES	2,679,225	2,413,069	22,764

SHAREHOLDERS’ EQUITY
Common stock	335,000	335,000	3,160
Additional paid-in capital	1,499,726	1,499,726	14,148
Unappropriated retained earnings for the year	3,035	57,985	547
Unrealized gain on securities	649	936	8

TOTAL SHAREHOLDERS’ EQUITY	1,838,411	1,893,648	17,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,517,637	4,306,718	40,629

Note:	Yen amounts have been translated, for convenience only, at ¥106 =US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 3

NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION

NON-CONSOLIDATED STATEMENT OF INCOME

(Based on accounting principles generally accepted in Japan)

	Fiscal Year Ended March 31
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$

OPERATING REVENUES	2,352,209	2,267,184	21,388

OPERATING EXPENSES	2,303,864	2,180,778	20,573

OPERATING INCOME	48,345	86,406	815

NON-OPERATING REVENUES	68,221	61,277	578

NON-OPERATING EXPENSES	53,251	49,830	470

RECURRING PROFIT	63,315	97,853	923

EXTRAORDINARY PROFITS	—	9,305	87

EXTRAORDINARY LOSSES	23,267	6,736	63

INCOME BEFORE INCOME TAXES	40,048	100,422	947

INCOME TAXES

CURRENT	(57,487)	16,237	153

DEFERRED	94,500	26,200	247

NET INCOME	3,035	57,985	547

PER SHARE DATA(in exact)	of Yen	of Yen	of US$

NET INCOME	453	8,646	81

CASH DIVIDEND	453	4,850	45

Note:	Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 4

NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Fiscal Year Ended March 31
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Cash flows from operating activities:
Income before income taxes	40,048	100,422	947
Depreciation and amortization	505,327	465,913	4,395
Loss on disposal of property, plant and equipment	69,249	45,879	432
Increase (decrease) in liability for employees’ severance payments	(591,075)	(63,293)	(597)
(Increase) decrease in notes and accounts receivable, trade	119,834	5,654	53
Increase (decrease) in accounts payable, trade and accrued payroll	(27,192)	(7,316)	(69)
Increase (decrease) in accrued consumption tax	(15,284)	1,332	12
Other	36,424	(48,441)	(456)

	137,331	500,151	4,718

Proceeds from interest and dividends	398	1,216	11
Payments for interest	(23,776)	(20,919)	(197)
Payments for taxes on income	(415)	57,412	541

Net cash provided by operating activities	113,538	537,861	5,074

Cash flows from investing activities:
Payments for property, plant and equipment	(328,926)	(377,906)	(3,565)
Acquisition of investments	(14,638)	(1,564)	(14)
Other	22,044	(1,313)	(12)

Net cash used in investing activities	(321,520)	(380,784)	(3,592)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	225,892	10,000	94
Payments for settlement of long-term debt	(102,834)	(143,373)	(1,352)
Dividends paid	—	(3,035)	(28)
Other	55,000	(55,000)	(518)

Net cash provided by (used in) financing activities	178,057	(191,408)	(1,805)

Net increase (decrease) in cash and cash equivalents	(29,924)	(34,331)	(323)
Cash and cash equivalents at beginning of year	250,543	220,619	2,081

Cash and cash equivalents at end of year	220,619	186,287	1,757

Note:	Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 5

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

			(Millions of Yen)
	Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004
Unappropriated Retained Earnings for the Year	3,035		57,985
Proposal of Appropriation:
Cash Dividends	3,035		32,495
	(¥453 per share	)	(¥4,850 per share	)
Bonuses to directors and corporate auditors	—		57
(Portion to corporate auditors)	(—)		(11)
Unappropriated Retained Earnings Carried Forward	0		25,433

Attachment 6

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Services	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (Decrease)
Voice Transmission Services	1,582,129	1,506,971	(75,158)
Major Items:
ISDN Services	463,612	424,385	(39,226)
Data Transmission Services	57,576	86,168	28,591
Leased Circuit Services	336,261	313,333	(22,927)
Telegram Services	32,310	30,992	(1,318)
Other Services	167,046	165,346	(1,700)

Telecommunications Total Revenues	2,175,325	2,102,812	(72,512)

Related Business Total Revenues	176,884	164,371	(12,512)

Total Operating Revenues	2,352,209	2,267,184	(85,025)

Note: Fractions are rounded down.

Attachment 7

Personnel Changes

(1)	Candidates for Senior Vice President

Atsushi Yano	(NTT-ME Corporation)

Masatoshi Kodama	(NTT Communications Corporation)

Takeshi Shimizu	(Executive Manager, Personnel Department)

Sadao Koike	(Senior Manager of Personnel Department (NTT Solco Corporation) )

Akihiko Okada	(NTT Communications Corporation)

Kuniaki Okada	(Executive Manager, Distributive Trade & Service Solution Sales Division, Business Communications Headquarters)

(2)	Candidate for Corporate Auditor

Masamoto Horiguchi	(TelWel East Nippon Corporation)

(3)	Senior Vice President scheduled to retire from office

Senior Vice President
Yoneki Tahara	(Scheduled to join TSUKEN Corporation)

Senior Vice President
Masaaki Nogawa	(Scheduled to join NTT Leasing Co.,Ltd.)

Senior Vice President
Taihei Yoneshige	(Scheduled to join NTT Telecon Co.,Ltd.)

Senior Vice President
Hidekazu Inoue	(Scheduled to take office as Chief Executive Counselor)

(4)	Corporate Auditors scheduled to retire from office

Corporate Auditor
Kageo Nakano	(Scheduled to join SKY Perfect Communications Inc.)

(5)	Personnel scheduled to take posts of President, Senior Executive Vice President, and Executive Vice President

(i)	President

	President	Satoshi Miura

(ii)	Senior Executive Vice President

	Executive Vice President	Goro Yagihashi

	Executive Vice President	Hajime Takashima

(iii)	Executive Vice President

	Executive Vice President	Tetsuo Koga

	Senior Vice President	Kazuo Ohki

(6)  New Executives’ Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President General Manager, Tokyo Branch Deputy Senior Executive Manager, Business Communications Headquarters Responsible for: Protection of Personal Data Institutional affairs	Goro Yagihashi	Executive Vice President General Manager, Tokyo Branch Deputy Senior Executive Manager, Business Communications Headquarters Responsible for Protection of Personal Data

Senior Executive Vice President Senior Executive Manager, Business Communications Headquarters Responsible for Information System	Hajime Takashima	Executive Vice President Senior Executive Manager, Business Communications Headquarters Responsible for Information System

Executive Vice President

Executive Manager, Sales and Customer Service Department

Responsible for:

    Marketing and Service Development Department

    Public Telephone Service Division

    Customer Premises Equipment Business Division

    Telegram Services Division

	Tetsuo Koga	Executive Vice President Executive Manager, Sales and Customer Service Department Responsible for Marketing and Service Development Department

Executive Vice President Responsible for: Plant Planning Department Maintenance and Service Operation Department Research and Development Center	Kazuo Ohki	Senior Vice President General Manager, Saitama Branch Deputy Senior Executive Manager, Business Communications Headquarters

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Vice President Deputy Senior Executive Manager, Business Communications Headquarters Responsible for e-Japan Strategic Sales Promotion	Hiroaki Tamai	Senior Vice President Deputy Senior Executive Manager, Business Communications Headquarters Responsible for e-Japan Strategic Sales Promotion

Senior Vice President Executive Manager, Corporate Strategy Planning Department Responsible for Interconnection Promotion Department	Akira Arima	Senior Vice President Executive Manager, Corporate Strategy Planning Department Responsible for Interconnection Promotion Department

Senior Vice President Executive Manager, Plant Planning Department	Atsushi Yano

Senior Vice President General Manager, Saitama Branch Deputy Senior Executive Manager, Business Communications Headquarters	Masatoshi Kodama

Senior Vice President General Manager, Miyagi Branch	Takeshi Shimizu	Executive Manager, Personnel Department

Senior Vice President General Manager, Chiba Branch Deputy Senior Executive Manager, Business Communications Headquarters	Sadao Koike	Senior Manager of Personnel Department (NTT Solco Corporation )

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Vice President General Manager, Kanagawa Branch Deputy Senior Executive Manager, Business Communications Headquarters	Akihiko Okada

Senior Vice President Executive Manager, Marketing and Service Development Department	Kuniaki Okada	Executive Manager, Distributive Trade & Service Solution Sales Division, Business Communications Headquarters

Senior Vice President	Masaki Mitsumura	Senior Vice President

Nippon Telegraph and Telephone West Corporation

May 14, 2004

Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2004

April 1, 2003 – March 31, 2004

(Based on accounting principles generally accepted in Japan)

Operating Results

				(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Operating Revenues	2,166.8	2,215.0	(48.1)	(2.2%	)
Operating Expenses	2,080.1	2,172.3	(92.2)	(4.2%	)
Operating Income	86.6	42.6	44.0	103.3%
Non-Operating Income	3.8	2.2	1.5	70.2%
Recurring Profit	90.5	44.9	45.6	101.6%
Extraordinary Profits	15.0	25.7	(10.7)	(41.7%	)
Extraordinary Losses	7.1	7.1	—	—
Income before Income Taxes	98.3	63.4	34.9	55.0%
Income Taxes	36.8	44.0	(7.2)	(16.4%	)
Net Income	61.5	19.3	42.1	217.4%

Proposal for Appropriation of Unappropriated Retained Earnings

	(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004
Unappropriated Retained Earnings for the Year	* 62.1	Net Income	61.5
Cash Dividends	34.4	Unappropriated Retained Earnings Carried
Bonuses to Directors and Corporate Auditors	42 million yen	Forward(+)	0.6

Appropriation of Unappropriated Retained Earnings	34.5	* Unappropriated Retained Earnings for the Year	62.1
Unappropriated Retained Earnings Carried Forward	27.5

Forecasts for the Fiscal Year Ending march 31, 2005

				(Billions of Yen)
Details	Operating Revenues	Operating Income	Recurring Profit	Net income
Forecasts for the Fiscal Year Ending March 31, 2005	2,070.0	71.0	74.0	44.0

Breakdown of Operating Revenues and Operating Expenses

(1) Operating Revenues

				(Billions of Yen)
Service	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Voice Transmission Services Revenues	1,465.8	1,510.9	(45.1)	(3.0%	)
Monthly Charge Revenues*	905.5	922.4	(16.8)	(1.8%	)
Call Rates Revenues*	245.9	294.8	(48.8)	(16.6%	)
Interconnection Call Revenues*	216.1	179.0	37.1	20.7%
IP Services Revenues	127.2	69.1	58.0	84.0%
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	206.0	255.6	(49.5)	(19.4%	)
Telegram Services Revenues	33.4	35.4	(1.9)	(5.6%	)
Other Telecommunications Services Revenues	165.2	174.7	(9.4)	(5.4%	)
Related Business Revenues	169.0	169.1	(0.1)	(0.1%	)

Total	2,166.8	2,215.0	(48.1)	(2.2%	)

*	Partial listing only

Note: “Voice Transmission Services Revenues” represent the total of telephone revenues and ISDN revenues.

(2) Operating Expenses

				(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Personnel	226.6	267.8	(41.1)	(15.4%	)
Purchase of goods and services	1,270.7	1,279.0	(8.2)	(0.6%	)
Depreciation and amortization	453.4	485.3	(31.8)	(6.6%	)
Retirement of fixed assets	57.0	64.9	(7.8)	(12.2%	)
Miscellaneous Taxes	72.1	75.1	(3.0)	(4.0%	)

Total	2,080.1	2,172.3	(92.2)	(4.2%	)

Financial Position

				(Billions of Yen)
Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)

Fixed Assets	3,595.2	3,789.1	(193.8)	(5.1%	)

Current Assets	630.5	662.9	(32.3)	(4.9%	)

Total Assets	4,225.8	4,452.0	(226.1)	(5.1%	)

Long-Term Liabilities	1,865.6	2,215.9	(350.2)	(15.8%	)

Current Liabilities	815.2	735.2	79.9	10.9%

Total Liabilities	2,680.8	2,951.1	(270.2)	(9.2%	)

Interest-Bearing Debts*	1,381.4	1,559.1	(177.6)	(11.4%	)

Shareholders’ Equity	1,544.9	1,500.8	44.0	2.9%

Total of Liabilities and Shareholders’ Equity	4,225.8	4,452.0	(226.1)	(5.1%	)

*	Partial listing only

Cash Flows

(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004

Cash Flows from Operating Activities	560.7

Cash Flows from Investing Activities	(386.3)

Cash Flows from Financing Activities	(196.4)

Cash and Cash Equivalents at Beginning of Year	140.8

Cash and Cash Equivalents at End of Year	118.8

Reference

1. Number of Subscriber Lines

Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Telephone Subscriber Lines (1,000)	25,674	25,575	100	0.4%
Number of ISDN Subscriber Lines (1,000)	4,378	4,868	(489)	(10.1%	)
Number of Subscriber Lines	30,053	30,442	(390)	(1.3%	)

Notes:	1. “Number of Telephone Subscriber Lines” is the total of individual lines and central station lines (Analog Lite Plan is included).

2.      Since, in terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (INS-Net 64 Lite Plan is included).

2. Number of IP-related Services Subscribers

Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of FLET’S ISDN Subscribers (1,000)	466	621	(155)	(25.0%	)
Number of FLET’S ADSL Subscribers (1,000)	1,806	1,127	679	60.2%
Number of B-FLET’S Subscribers (1,000)	414	88	326	371.9%

3. Number of Employees

Details	March 31, 2004	March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Number of Employees	13,750	14,750	(1,000)	(6.8%	)

4. Capital Investements

			(Billions of Yen)
Details	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	Percent Increase (Decrease)
Capital Investments	397.6	362.4	35.1	9.7%

May 14, 2004

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2004

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for fiscal 2003 are presented in the following order.

1.	Summary of Results for Fiscal Year Ended March 31,2004
2.	Non-consolidated Balance Sheet
3.	Non-consolidated Statement of Income
4.	Non-consolidated Statement of Cash Flows
5.	Proposal of Appropriation of Unappropriated Retained Earnings
6.	Business Results (Non-consolidated Operating Revenues)
7.	New Board of Directors

Inquiries:

Mr. Shigehiko Yamagami or Mr. Akihiro Watanabe

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

Attachment 1

Summary of Results for Fiscal Year Ended March 31, 2004

During the fiscal year ended March 31, 2004, the recovery of the Japanese economy continued to gain momentum, supported overall by increased capital investment and exports as recovery in the world economy continued to bring about improvement in exports, production, and corporate profits.

The telecommunications market is experiencing the advent of a true “broadband age,” as evidenced by the fact that the number of optical fiber, ADSL, CATV, and other broadband users has passed the 14 million mark. This has coupled with steadily intensifying service and price competition among telecommunications companies as they rush to diversify access lines, increase transmission speeds, and lower prices.

Meanwhile, the fixed-line telephone market, the core business of Nippon Telegraph and Telephone West Corporation (NTT West), has continued to contract as users shift from fixed-line to mobile telephony, broadband services expand, and more people use the Internet rather than the telephone, together with the proliferation of Internet telephone services based on VoIP (Voice over Internet Protocol) technology.

Faced with this extremely competitive market environment, NTT West designated fiscal 2003 as a critical year for transformation into a revenue-producing structure and establishment of continuous stable surpluses, undertaking the following measures to actively expand optical fiber and other broadband services, promote a solutions business that provides service integration for electronic government and other applications, and expand the operations of the entire NTT West Group, in a bid to achieve a resonant communications environment rapidly.

1.	Broadband Business Development

i.	Expanded Broadband Access Services

For its B-FLET’S service, NTT West worked to improve customer service by expanding the service area for optical fiber services while establishing a rapid response service structure to shorten the time from application to start of service. Further, in response to demand from customers residing in buildings and condominiums where such facility-related restrictions as on-premise conduits and common-use space preclude installation of B-FLET’S, NTT West is working to expand the broadband Internet access environment via optical fiber, such as by providing wireless schemes that combine subscriber optical fiber service with a 26GHz FWA (Fixed Wireless Access) system.

NTT West has further met the needs of customers for faster communications by adding the FLET’S ADSL MORE 24 service and FLET’S ADSL MORE 40 service, with a downstream speed of up to 24Mbps and 40Mbps respectively, to its existing MORE 12M, 8M, and 1.5M plans.

NTT West also began a ‘FLAT ETHER’ Ethernet VPN service, designed to provide economical private Ethernet networks among different facilities within a single prefecture.

NTT West also continued the time-limited discount plans begun during the preceding fiscal year and launched new student and senior discounts, to increase the number of customers using B-FLET’S and FLET’S ADSL.

NTT West also began offering a support menu to provide 24-hour support for B-FLET’S (excluding Family 100) and FLET’S ADSL to meet demand from enterprises and other users for support outside regular business hours.

ii.	Expanded Broadband Application Services

NTT West has further expanded the FLET’S service areas (inter-prefectural communications) throughout the NTT West service region. Customer convenience was increased by providing various services, such as FLET’S OFFICE WIDE, FLET’S COMMUNICATION, FLET’S SQUARE, FLET’S GROUP, information distribution agency service (wide-area menus), and server connection service, in the entire NTT West area.

To draw more customers to FLET’S SPOT, the backbone of NTT West’s ubiquitous service, the service area was enlarged to cover all 73 major cities in Western Japan and the terms were expanded to attract individual and enterprise customers who had not yet subscribed to a FLET’S access service, such as B-FLET’S, FLET’S ADSL, or FLET’S ISDN.

FLET’S SQUARE provides attractive broadband content to FLET’S customers in cooperation with dominant content holders, including “DisneyBB on FLET’S” distributed by Walt Disney Japan and D Wonderland, “Takarazuka on FLET’S” by Hankyu Corporation and Takarazuka Review Company, GIZA’s “THURSDAY LIVE at Hills Bread Factory,” and Asahi Broadcasting’s high-quality live classical concerts at The Symphony Hall.

The recent rapid proliferation of broadband access services has increased demand for both audio and video content, leading NTT West to cooperate with Itochu Corporation and Sky Perfect Communications in launching test distribution of quality-controlled content via IPv6 technology in Osaka in February 2004.

Also in February 2004, NTT West began testing “Grid” technology in cooperation with the National Institute of Genetics, linking multiple computers over a network to create a virtual supercomputer for performing massive calculations.

In March 2004, NTT West joined two other companies, Sharp Corporation and NTT SOLMARE CORPORATION, to launch the download movie content distribution service “Cinema Foobio” provided by NTT SOLMARE, connecting Sharp’s personal server “Galileo” with B-FLET’S and other services. This allows broadband to be used to bring movies and other content to a home TV in a manner similar to rental videos.

To meet the diverse needs of our corporate customers, in October 2003, NTT West inaugurated IP telephone service for major corporate customers that allows them to make low-rate telephone calls within and outside IP telephone networks and receive calls via their previous subscriber line telephone numbers.

iii.	Restructuring to Promote Broadband Business

To reinvent itself as a broadband provider for swift, efficient promotion of its broadband interests while also striving to more efficiently manage its existing businesses, in July 2003 NTT West reorganized its headquarters, establishing a Broadband Services Promotion Headquarters to integrate and make self-sufficient all broadband-related operations from initial service to facilities construction and sales promotion, along with a Fundamental Services Promotion Headquarters to maximize income from existing telephone services by integrating and increasing the efficiency of such basic services as subscriber lines, public telephones, and telegrams.

In cooperation with NTT MARKETING ACT Group, in May 2003 NTT West also established the FLET’S Customer Relations Center (FRC), a central reception facility for the entire NTT West area, to boost customer service for the wide range of orders and questions resulting from the rapid proliferation of the Internet and corresponding rapid increase in Web use, and to establish continuous positive relationships with NTT West’s customers by providing service and support optimized to their lifestyles.

2.	Expanded Solutions Business

NTT West has been offering the “prosol Series” to provide system solutions to a wide range of customers, from government agencies to businesses. As the initial scheme for “N. prosol,” a total network solution individually optimized for small to medium-sized businesses and local governments according to application, in May 2003 NTT West began providing “VPNext,” an all-in-one package that includes everything from broadband lines like B-FLET’S and VPN equipment to installation, maintenance, and operation. Then, in August 2003, NTT West began offering its “Broadband VPN Solution,” an easy-to-order product that opens the various broadband VPN services, such as Wide LAN Plus, Mega Data Netz, and FLET’S GROUP, to quick, economical use in order to meet the growing needs of enterprises and government agencies for low-cost wide-area VPNs that enhance operations and productivity by transmitting video content and integrating data and audio over a network.

Further, in July 2003, as a new lineup for “C. prosol,” a total IT solution for optimizing commerce (commercial transaction cycles) that can be implemented quickly and economically, regardless of type of business, NTT West began offering “function integrated call center solutions” to integrate the independent contact channels of telephone, fax, Web, e-mail, etc., used to receive orders and handle questions from customers at a central reception point, resulting in increased efficiency and effectiveness of CRM (Customer Relationship Management) in in-bound operations.

In the area of “G. prosol” solutions for local governments, NTT West teamed with NTT NEOMEIT in April 2003 to provide solutions to accompany the full-scale launch of the Basic Resident Register Network, which employs IC cards designed for the Basic Resident Register Network to facilitate the transaction of a variety of government services through the network.

In August 2003 NTT West added three new offerings for “D. prosol,” reliable solutions to satisfy customer demand for better defense against security threats like computer viruses and unauthorized access in cooperation with Luck and Sumitomo Corporation: Total Security Monitoring Service, Security Information Service, and Security Hole Check Service Light, providing total solutions, from consulting on implementation to complete design, construction, and operating support for security systems.

To reinforce support for these activities, in November 2003, NTT West, the NTT MARKETING ACT Group, and the NTT NEOMEIT Group joined together to establish a Security Services Promotion Office with a group total of 1,000 employees. The office is charged with providing community-based high-quality total security solutions that reflect the NTT West Group motto of “Secure,” “Safe,” and “Reliable.”

NTT West also expanded the lineup of the @recolte Agricultural Information Processing System Series for agriculture-related groups and organizations, and in May 2003 launched the Meat Traceability System to digitally register and manage the variety of information generated in the beef production process, such as producer name and location raised, in an electronic database which can be used to provide information to consumers to promote the safety of meat.

3.	Expanded NTT West Group Operations

NTT NEOMEIT continues to expand the operations surrounding its customer network and system construction and maintenance integration (MI) business, and has been using the telecommunications technical capability, know-how, and front-line service network developed in this field through these operations to further expand business. NTT NEOMEIT has provided customers with total IT solution services, enhancing its brand products and services, including AQStage, which provides high-quality, high-security IT services to enterprises and government agencies, Neo’z, which provides personal computer support services to SOHO and general consumers, EXPLANET and GEOSPACE (digital map), which provide specialized map information products using network technology, and OZFA, which supplies information equipment. Further, while promoting business based on an operating alliance formed in fiscal 2002, NTT NEOMEIT has been collaborating with Voice Network Group Companies in the comprehensive sale of home appliances in a bid to seek out new business opportunities.

NTT MARKETING ACT has expanded operations by actively promoting “ACTOS,” a unified brand for its new IT-related services, in addition to its traditional telemarketing business. Specifically, NTT MARKETING ACT has promoted “total marketing solutions” that provide total problem resolution support to ensure the customer satisfaction demanded by enterprises, by combining existing operations, such as telemarketing and temporary staff services, with the know-how gained from those businesses, and has initiated the member program “ACTOS Member” to offer the products handled by MARKETING ACT Group at special member prices and provide useful information to customers, as a part of CRM activities for general users. NTT MARKETING ACT also launched “ACTOS Mobile C,” an ASP service that utilizes 2-dimensional matrix codes to make possible economical sales promotions and customer management through joint utilization of customer management and 2D-code distribution systems by multiple users over the Internet.

In light of the corporate scandals that have been all too frequent in other companies of late, the entire NTT West Group has engaged in a series of projects to reinforce its corporate ethics. In order to instill sound ethics in all employees and nurture corporate culture and awareness against illegal and unethical acts, NTT West held corporate ethics workshops for all employees, including top management, and designated January as Corporate Ethics Month, during which various awareness tools were distributed and an awareness survey was implemented.

In addition to these activities, NTT West is also working to protect the environment, by promoting environmentally-friendly policies to conserve paper resources, combat global warming, and reduce waste, all very important for reducing environmental impact from our business operations. Specific measures taken include conserving paper resources by reducing the amount of virgin pulp used in telephone directories and other publications, countering global warming by reducing the power consumed for communications, and reducing industrial waste by establishing medium- and long-term group action plan targets alongside individual fiscal year targets, and forming and implementing environmental protection action management programs to achieve them. Based on the NTT WEST Group Global Environmental Charter and together with the NTT MARKETING ACT Group and NTT NEOMEIT Group, the NTT WEST Group has strived as one to promote action for the protection of the environment, as by reducing the burden on the environment from the Groups’ activities and complying with environmental laws and regulations.

The NTT WEST Group has also been working on certification for ISO14001, the international standard for environmental management systems, to continually improve its environmental measures and reduce risk to the environment. The growing number of branches are all striving to enlarge the certified area at each branch. Following on the certification last fiscal year of the Kanazawa Branch, the Ehime and Shizuoka branches expanded their certified areas to include all branch activities. The Group has set as a goal the certification of all branches as well as group companies by the end of fiscal 2005.

In continuation of the overall environmental protection measures of the NTT WEST Group from last fiscal year, the NTT WEST Group has actively made the status of its environmental protection activities public through such vehicles as the NTT WEST Group Environmental Report (which includes the NTT MARKETING ART Group and NTT NEOMEIT Group) issued in September 2003, in an effort to assume responsibility as a corporation for the protection of the environment.

As a result of the above, operating revenues for the period under review were 2,166.8 billion yen (down 2.2% from the previous year) and recurring profit was 90.5 billion yen (up 101.6% from the previous year). Net profit totaled 61.5billion yen (up 217.4% from the previous year), posting the second straight year of corporate profitability.

Attachment 2

NON-CONSOLIDATED BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

	March 31, 2003	March 31, 2004
	Millions of Yen	Millions of Yen	Millions of US$
Assets

Fixed assets	3,789,104	3,595,293	33,917
Current assets	662,902	630,525	5,948

Total assets	4,452,006	4,225,819	39,866

Liabilities

Long-term liabilities:
Long-term debt	1,341,487	1,065,285	10,049
Liability for employees’ severance payments	864,610	790,436	7,456
Other	9,820	9,945	93
Total long-term liabilities	2,215,918	1,865,667	17,600

Current liabilities:
Current portion of long-term debt	217,656	276,201	2,605
Accounts payable, trade	152,939	137,748	1,299
Accounts payable, other	297,110	288,992	2,726
Accrued taxes on income	193	186	1
Other	67,360	112,095	1,057
Total current liabilities	735,261	815,225	7,690

Total liabilities	2,951,180	2,680,893	25,291

Shareholders’ equity

Common stock	312,000	312,000	2,943
Additional paid-in capital	1,170,054	1,170,054	11,038
Unappropriated retained earnings for the year	19,376	62,109	585
Unrealized gain on securities	(604)	762	7

Total shareholders’ equity	1,500,826	1,544,926	14,574

Total liabilities and shareholders’ equity	4,452,006	4,225,819	39,866

Note:	Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 3

NON-CONSOLIDATED STATEMENT OF INCOME

(Based on accounting principles generally accepted in Japan)

	Fiscal Year Ended March 31
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$

Operating revenues	2,215,045	2,166,852	20,442

Operating expenses	2,172,394	2,080,163	19,624

Operating income	42,650	86,688	817

Non-operating revenues	55,277	54,910	518

Non-operating expenses	53,002	51,038	481

Recurring profit	44,925	90,560	854

Extraordinary profits	25,722	15,001	141

Extraordinary losses	7,181	7,181	67

Income before income taxes	63,466	98,381	928

Income taxes

Current	(69,910)	(52,421)	(494)

Deferred	114,000	89,300	842

Net income	19,376	61,502	580

Per share data (in exact)	of Yen	of Yen	of US$

Net income	3,105	9,849	92

Cash dividend	3,008	5,528	52

Note:	Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Fiscal Year Ended March 31
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Cash flows from operating activities:
Income before income taxes	63,466	98,381	928
Depreciation and amortization	491,532	460,027	4,339
Loss on disposal of property, plant and equipment	46,029	35,576	335
Increase (decrease) in liability for employees’ severance payments	(682,628)	(74,174)	(699)
(Increase) decrease in notes and accounts receivable, trade	104,745	(17,431)	(164)
Increase (decrease) in accounts payable, trade and accrued payroll	(93,315)	(9,252)	(87)
Increase (decrease) in accrued consumption tax	(9,197)	2,652	25
Other	(29,485)	16,907	159

	(108,851)	512,687	4,836

Proceeds from interest and dividends	131	716	6
Payments for interest	(26,848)	(22,421)	(211)
Payments for taxes on income	(383)	69,813	658

Net cash provided by operating activities	(135,952)	560,795	5,290

Cash flows from investing activities:
Payments for property, plant and equipment	(357,224)	(409,205)	(3,860)
Acquisition of investments	(6,029)	(806)	(7)
Other	45,921	23,640	223

Net cash used in investing activities	(317,332)	(386,371)	(3,645)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	364,378	200,000	1,886
Payments for settlement of long-term debt	(128,975)	(417,656)	(3,940)
Dividends paid	—	(18,769)	(177)
Other	(115,000)	40,000	377

Net cash provided by (used in) financing activities	120,402	(196,426)	(1,853)

Net increase (decrease) in cash and cash equivalents	(332,882)	(22,001)	(207)
Cash and cash equivalents at beginning of year	473,690	140,808	1,328

Cash and cash equivalents at end of year	140,808	118,806	1,120

Note:	Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 5

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

			(Millions of Yen)
	Fiscal Year Ended March 31, 2003		Fiscal Year Ended March 31, 2004
Unappropriated Retained Earnings for the Year	19,376		62,109
Proposal of Appropriation
Cash Dividends	18,769		34,494
	(¥3,008 per share	)	(¥5,528 per share	)
Bonuses to directors and corporate auditors	—		42
(Portion to corporate auditors)	(—)		(11)
Unappropriated Retained Earnings Carried Forward	606		27,572

  Note: Fractions are rounded down.

Attachment 6

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

		(Millions of Yen)

Services	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (Decrease)
Voice transmission services	1,510,950	1,465,834	(45,115)
Major items:
ISDN services	411,041	387,989	(23,051)
Data transmission services	46,203	65,104	18,901
Leased circuit services	279,849	269,294	(10,554)
Telegram services	35,410	33,421	(1,988)
Other services	173,497	164,196	(9,301)

Telecommunications total revenues	2,045,911	1,997,852	(48,059)

Related business total revenues	169,133	169,000	(133)

Total operating revenues	2,215,045	2,166,852	(48,192)

Note: Fractions are rounded down.

Attachment 7

Changes in Officers

1.	Candidates for Appointment as New Officers

Shinichi Otake	President, CEO, NTT-ME TOKYO CORPORATION

Shinji Jikuya	Executive Manager, Broadband Application Services Department, Broadband Services Promotion Headquarters

Yasuyoshi Katayama	Executive Manager, Hiroshima Branch

Takayuki Watanabe	Executive Manager, Accounts and Finance Department

Takushi Itoh	Executive Manager, Fundamental Services Department, Fundamental Services Promotion Headquarters

2.	Candidate for Appointment as New Auditor

Kazuaki Katori	President, CEO, NTT Mediascope Inc.

3.	Officers Scheduled to Resign

Ryuji Yamada	Exective Vice President	(scheduled to assume the position of Senior Executive Vice President, NIPPON TELEGRAPH AND TELEPHONE CORPORATION)

Akira Nagai	Senior Vice President	(scheduled to assume the position of Senior Vice President, NTT Advanced Technology Corporation)

Nobuyuki Sasakura	Senior Vice President	(scheduled to assume the position of President, TelWel East Nippon Corporation)

4.	Auditor Scheduled to Resign

Shigeo Ichihashi	Auditor

5.	Persons Scheduled to Become Senior Officers

(1)	Scheduled to Become President

Shunzo Morishita

(2)	Scheduled to Become Senior Executive Vice Presidents

Tsutomu Ebe

Jun-ichi Yuuki

(3)	Scheduled to Become Executive Vice Presidents

Shinichi Otake

Hiroaki Takano

6.	New Executives’ Positions and Organizational Responsibilities

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities

Senior Executive Vice President

Executive Manager, Broadband Services Promotion Headquarters

Responsible for:

        Institutional affairs

        Corporate Strategy Planning Department

        Accounts and Finance Department

        Personnel Department

        Branches

Tsutomu Ebe

Senior Executive Vice President

Executive Manager, Broadband Services Promotion Headquarters

Responsible for:

        Institutional affairs

        Corporate Strategy Planning Department

        Accounts and Finance Department

        Personnel Department

        Branches

Senior Executive Vice President Executive Manager, Fundamental Services Promotion Headquarters Responsible for General Affairs Department	Jun-ichi Yuuki	Senior Executive Vice President Executive Manager, Fundamental Services Promotion Headquarters Responsible for General Affairs Department

Executive Vice President Executive Manager, Solution Business Headquarters Responsible for: Technology Department Plant Planning Department	Shinichi Otake

Executive Vice President Executive Manager, Osaka Branch	Hiroaki Takano	Senior Vice President Executive Manager, Osaka Branch

Senior Vice President Executive Manager, Corporate Strategy Planning Department Responsible for Interconnection Promotion Department	Takashi Sasaki	Senior Vice President Executive Manager, Corporate Strategy Planning Department Responsible for Interconnection Promotion Department

Senior Vice President Executive Manager, Fukuoka Branch	Fumio Takaesu	Senior Vice President Executive Manager, Fukuoka Branch

Senior Vice President Executive Manager, Broadband Access line Services Department, Broadband Services Promotion Headquarters	Yukihiro Ozaki	Senior Vice President Executive Manager, Broadband Access line Services Department, Broadband Services Promotion Headquarters

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities
Senior Vice President Executive Manager, Personnel Department	Kiyoshi Kousaka	Senior Vice President Executive Manager, Personnel Department

Senior Vice President Executive Manager, Broadband Application Services Department, Broadband Services Promotion Headquarters	Shinji Jikuya	General Manager, Broadband Application Services Department, Broadband Services Promotion Headquarters

Senior Vice President Executive Manager, Fundamental Services Department, Fundamental Services Promotion Headquarters, and Executive Manager, Plant Planning Department	Yasuyoshi Katayama	General Manager, Hiroshima Branch

Senior Vice President Executive Manager, Accounts and Finance Department	Takayuki Watanabe	Executive Manager, Accounts and Finance Department

Senior Vice President General Manager, Nagoya Branch	Takushi Itoh	Executive Manager, Fundamental Services Department, Fundamental Services Promotion Headquarters

Senior Vice President Senior Advisor	Michitomo Ueno	Senior Vice President

Senior Vice President	Hiroo Unoura	Senior Vice President

(Notes)		• Kazuaki Katori, a candidate for appointment as new auditor, has met the requirements for external auditor.

• Shigeo Ichihashi is scheduled to relinquish his post at the 5th Regular General Meeting of Shareholders (scheduled to be held on June 25, 2004).

• Hiroo Unoura, a candidate for appointment as Senior Vice President, has met the requirements for external Senior Vice President.

(Reference	)	Personnel arrangement related to the management reshuffle

Date of announcement/appointment: June 25, 2004

Wataru Hashimoto, General Manager, Corporate Strategy Planning Department, to be appointed General Manager, Hiroshima Branch.

May 14, 2004

NTT Communications Corporation

NON-CONSOLIDATED STATEMENT OF INCOME

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	% Increase (Decrease)
Operating Revenues	1,106.6	1,152.0	(45.4)	(3.9)%
Operating Expenses	990.3	1,006.7	(16.3)	(1.6)%
Operating Income	116.2	145.3	(29.0)	(20.0)%
Non-Operating Income	(3.1)	(2.0)	(1.1)	(56.7)%
Recurring Profit	113.0	143.2	(30.2)	(21.1)%
Extraordinary Losses	50.4	82.1	(31.7)	(38.6)%
Income before Income Taxes	62.5	61.1	1.4	2.4%
Income Taxes	38.3	47.5	(9.1)	(19.2)%
Net Income	24.1	13.6	10.5	77.7%

Note:

1. Fractions are rounded down.
2. Extraordinary Losses:	NTT USA Inc. 37.7 billion yen ; NTT Australia Pty. Ltd. 4.3 billion yen ; NTT (HONG KONG) LIMITED 3.4 billion yen ; NTT Europe Ltd. 3.3 billion yen ; Others ; 1.5 billion yen

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(Based on accounting principles generally accepted in Japan)

	Billions of Yen
	Fiscal Year Ended March 31, 2004
Unappropriated Retained Earnings for the Year	* 25.4		Net Income	24.1
Cash Dividends	8.8		Unappropriated Retained Earnings Carried Forward	1.3

Bonuses to Directors and Corporate Auditors	55	(million yen)	* Unappropriated Retained Earnings for the Year	25.4
Total of Appropriation of Unappropriated Retained Earnings	8.8

Unappropriated Retained Earnings Carried Forward	16.6

Note:	Fractions are rounded down.

FORECASTS FOR THE FISCAL YEAR ENDING MARCH 31, 2005

(Based on accounting principles generally accepted in Japan)

Billions of Yen
Operating Revenues	1,087.0
Operating Income	84.0
Recurring Profit	80.0
Net Income	47.0

Note:	Fractions are rounded down.

BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	% Increase (Decrease)
OPERATING REVENUES

Voice Transmission Services Revenues	482.6	514.7	(32.1)	(6.2%	)
Major Item:
Telephone Services Revenues	292.4	305.8	(13.4)	(4.4%	)
Data Transmission Services Revenues	309.1	299.5	9.6	3.2%
Major Items:
Open Computer Network Services Revenues	123.9	117.4	6.5	5.6%
IP-Virtual Private Network Services Revenues	56.4	44.8	11.6	26.0%
Frame-Relay Services Revenues	46.8	64.4	(17.6)	(27.4%	)
Leased-Circuit Services Revenues	168.4	206.1	(37.6)	(18.3%	)
Major Items:
Conventional Leased-Circuit Services Revenues	17.4	22.0	(4.6)	(20.9%	)
High-Speed Digital Circuits Services Revenues	74.1	87.7	(13.6)	(15.5%	)
Other Telecommunications Services Revenues	9.8	7.6	2.1	28.2%
Related Business Revenues	136.4	123.9	12.5	10.1%
Total	1,106.6	1,152.0	(45.4)	(3.9%	)

OPERATING EXPENSES

Personnel	86.7	87.3	(0.6)	(0.7)
Purchase of goods and services	493.6	483.7	9.8	2.0
Depreciation and amortization	117.6	125.7	(8.0)	(6.4)
Retirement of fixed assets	19.5	26.2	(6.7)	(25.7)
Communication Network Charges	261.5	272.0	(10.5)	(3.9)
Miscellaneous Taxes	11.3	11.7	(0.3)	(2.8)
Total	990.3	1,006.7	(16.3)	(1.6)

Reference:
Non-Operating Expenses	29.7	30.0	(0.3)	(1.1)
Major Item:
Financial Expenses	15.1	16.0	(0.9)	(5.9)

Note: Fractions are rounded down.

BALANCE SHEET

(Based on accounting principles generally accepted in Japan)

				Billions of Yen
	March 31, 2004	March 31, 2003	Increase (Decrease)	% Increase (Decrease)
ASSETS

Fixed Assets	1,244.6	1,311.5	(66.8)	(5.1%	)
Current Assets	284.5	281.0	3.5	1.3%
Total Assets	1,529.2	1,592.5	(63.3)	(4.0%	)

LIABILITIES

Long-Term Liabilities	830.4	914.9	(84.4)	(9.2%	)
Current Liabilities	323.9	332.2	(8.3)	(2.5%	)
Total Liabilities	1,154.3	1,247.1	(92.7)	(7.4%	)
Major Item:
Interest-Bearing Debts	853.4	944.5	(91.1)	(9.6%	)

SHAREHOLDERS’ EQUITY	374.8	345.3	29.4	8.5%

TOTAL OF LIABILITIES AND SHAREHOLDERS’ EQUITY	1,529.2	1,592.5	(63.3)	(4.0%	)

Note: Fractions are rounded down.

CASH FLOWS

(Based on accounting principles generally accepted in Japan)

			Billions of Yen
	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	% Increase (Decrease)
Cash Flows from Operating Activities	242.2	223.9	18.3
Cash Flows from Investing Activities	(138.7)	(154.8)	16.0
Cash Flows from Financing Activities	(96.8)	(120.2)	23.4
Cash and Cash Equivalents at end of year	65.4	59.0	6.4

Reference

1.	Number of Employees

				Employees
	March 31, 2004	March 31, 2003	Increase (Decrease)	% Increase (Decrease)
	7,700	7,450	250	3.4%

2. Capital Investements

				Billions of Yen
	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	Increase (Decrease)	% Increase (Decrease)
	124.8	104.2	20.6	19.8%

May 14, 2004

NTT Com Announces Financial Results For Fiscal Year Ended March 31, 2004

TOKYO, JAPAN—NTT Communications Corporation (NTT Com) today announced its non-consolidated financial results for the fiscal year ended March 31, 2004. The company had operating revenues of 1,106.6 billion yen, down 3.9% year on year, and recurring profit of 113.0 billion yen, down 21.1%. Although extraordinary losses were booked for the revaluation of shares held in NTT USA, Inc. and other affiliates, net profit rose 77.7% to 24.1 billion yen.

BACKGROUND

Ongoing technological innovation and economic globalization contributed to an increasingly dynamic telecom sector and further change in the company’s operating environment. Broadband usage in Japan grew quickly and usage charges fell the world’s lowest level.

Information and communication technology (ICT) became even more important in both daily life and business. As customer needs diversified, ICT companies adapt their business models to meet new requirements.

The ICT industry moved toward integrated solutions and managed services, focusing on valued-added performance finely tuned to customer needs.

In March 2003, the company adopted a new business model based on its vision of becoming a “Global IP Solution Company.” Competitors began following similar strategies, making it critical for NTT Com to be the first to meet diverse customer needs through innovative, state-of-the-art services.

BUSINESS STRATEGY

To realize the vision of becoming a “Global IP Solution Company” within this challenging environment, NTT Com leveraged its existing communications infrastructure to provide timely services in four core business domains:

•	High value-added solution services with cutting-edge performance

•	Network management for one-stop management of complex networks and IT resources

•	Network security to protect the privacy of people, processes and technology

•	Global services to seamlessly support customers’ worldwide business activities

As a result of determined efforts to upgrade all aspects of the company, NTT Com strengthened and expanded sales activities, improved operations and reduced costs.

OPERATIONAL RESULTS

Significant earnings growth was achieved in the four core domains and further progress was realized in firmly establishing NTT Com as a “Global IP Solution Company.”

We aggressively provided reliable IP services using extensive IP networks in the United States, Europe and Asia. The overall performance of international business improved dramatically thanks to improved results in our Asian operations and Verio Inc.’s return to profitability on an EBITDA basis.

In solution services, we expanded our involvement with systems integration, data centers, security, and platform services. We also acquired the operations of Crosswave Communications Inc., which was the first company in Japan to offer WLAN Ethernet services, and thereby solidified our position in the market for corporate broadband services. In personal solutions services, we enhanced our lineup by expanding and strengthening CoDen services.

In network management services, we moved on a number of fronts toward our goal of creating a ubiquitous networked environment for electronic devices. We helped form the Ubiquitous Open Platform Forum, whose membership includes 14 consumer electronics companies.

In security services, we established a security advisory board of outside experts and expanded our activities in chip card solutions and other promising security businesses.

Data and IP Service Revenues

1.	Data Services

NTT Com’s broadband subscriber base topped four million in November 2003 as the company steadily boosted its share of the broadband market. Our “OCN” ISP service was embraced by a broad range of customers, from consumers to enterprises, due to surging demand for IP services and expanded OCN offerings, including the introduction of IP telephony as a standard OCN feature. In IP-VPN and other corporate data services, we expanded our access services, broadened our IP telephony service and launched new rate plans.

Operating revenue from data services totaled 309.1 billion yen, up 3.2% from the previous fiscal year. Operating revenue from OCN services reached 123.9 billion yen, up 5.6%, and subscribers grew to 4.12 million as of March 31, 2004.

2.	Leased Circuit Services

We added bandwidth and both enhanced and expanded service level agreements to maintain revenue on a par with the previous fiscal year, but revenue declined as customers shifted to other services, such as low-cost IP-VPN.

Operating revenue from leased circuits was 178.3 billion yen, down 16.6%.

3.	Other Data Services

We combined our strengths in IP network services and other value-added services, such as data centers, security and managed services (system monitoring and administration). We also promoted total solution services aggressively.

Operating revenue in other data services totaled 136.4 billion yen, up 10.1%.

Voice Service Revenues

As demand for fixed phone services declined, we pursued revenue from domestic voice services by generating new traffic, such as by bundling IP services, enhancing communication with mobile devices and lowering rates for these services. We increased market share and boosted revenues from international service through aggressive marketing and rate lowering. Efforts were made to increase the overall profitability of voice services.

Operating revenue from voice services totaled 482.6 billion yen, down 6.2%.

FUTURE STRATEGY

NTT Com will accelerate growth by expanding its core business domains in solutions, network management (including ubiquitous networks), security and global services. In accordance with the company’s vision of becoming a “Global IP Solution Company,” we will carefully identify diverse customer needs and meet them with a broad range of integrated, value-added services featuring cutting-edge performance.

Attachment 1

NTT Communications Corporation

NON-CONSOLIDATED BALANCE SHEET

(Based on generally accepted Japanese accounting principles)

	March 31, 2003	March 31, 2004
	Millions of Yen	Millions of Yen	Millions of US$
ASSETS

Fixed assets	1,311,534	1,244,658	11,742
Current assets	281,015	284,554	2,684

Total assets	1,592,550	1,529,213	14,426

LIABILITIES

Long-term liabilities:
Long-term debt	837,018	751,736	7,091
Liability for employees’ severance payments	73,829	74,416	702
Other	4,088	4,333	40
Total long-term liabilities	914,936	830,486	7,834

Current liabilities:
Current portion of long-term debt	99,220	98,297	927
Accounts payable, trade	39,340	47,252	445
Short-term borrowings	8,293	3,382	31
Accounts payable, other	145,773	146,704	1,384
Accrued taxes on income	7,079	—	—
Other	32,543	28,276	266
Total current liabilities	332,250	323,913	3,055

Total liabilities	1,247,187	1,154,399	10,890

SHAREHOLDERS’ EQUITY

Common stock	211,650	211,650	1,996
Additional paid-in capital	119,149	119,149	1,124
Unappropriated retained earnings	13,606	25,485	240
Unrealized gain on securities	957	18,529	174

Total shareholders’ equity	345,362	374,813	3,535

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,592,550	1,529,213	14,426

Note:	Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 2

NTT Communications Corporation

NON-CONSOLIDATED STATEMENT OF INCOME

(Based on generally accepted Japanese accounting principles)

	Fiscal Year Ended March 31
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Operating revenues	1,152,075	1,106,603	10,439
Operating expenses	1,006,763	990,386	9,343
Operating income	145,311	116,216	1,096
Non-operating revenues	27,997	26,527	250
Non-operating expenses	30,028	29,710	280
Recurring profit	143,280	113,034	1,066
Extraordinary loss	82,171	50,460	476
Income before taxes	61,108	62,573	590
Income taxes
Current	39,990	(1,610)	(15)
Deferred	7,512	40,000	377
Net income	13,606	24,183	228

Per share data (in exact)	of Yen	of Yen	of US$
Net income	7,785	13,866	130
Cash dividend	7,038	5,064	47

Note: Yen amounts have been translated, for convenience only, at ¥106=US$1.00, the approximate exchange rate on March 31, 2004.            Fractions are rounded down.

Attachment 3

NTT Communications Corporation

NON-CONSOLIDATED STATEMENT OF CASH FLOWS

(Based on generally accepted Japanese accounting principles)

	Fiscal Year Ended March 31
	2003	2004
	Millions of Yen	Millions of Yen	Millions of US$
Cash flows from operating activities:
Income before taxes	61,108	62,573	590
Depreciation and amortization	128,236	120,082	1,132
Loss on sale or disposal of property, plant and equipment	22,203	14,975	141
Increase (decrease) in loan-loss reserves	(725)	88	0
Increase (decrease) in liability for employees’ severance payments	606	586	5
Evaluation losses on shares of affiliated companies	78,676	50,460	476
(Increase) decrease in notes and accounts receivable, trade	70,360	11,542	108
Increase (decrease) in accounts payable, trade and accrued payroll	(98,303)	18,010	169
Increase (decrease) in accrued consumption tax	(195)	(5,531)	(52)
Other	20,979	11,966	112

	282,947	284,754	2,686

Proceeds from interest and dividends	1,835	1,561	14
Payments for interest	(16,272)	(15,322)	(144)
Payments for taxes on income	(44,589)	(28,770)	(271)

Net cash provided by operating activities	223,921	242,223	2,285

Cash flows from investing activities:
Payments for property, plant and equipment	(117,386)	(120,774)	(1,139)
Acquisition of investments	(7,550)	(860)	(8)
(Increase) decrease in short-term loan	—	(163)	(1)
Other	(29,874)	(16,921)	(159)

Net cash used in investing activities	(154,811)	(138,719)	(1,308)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	140,057	19,541	184
Payments for settlement of long-term debt	(253,859)	(99,220)	(936)
Increase (decrease) in short-term borrowings	(6,496)	(4,911)	(46)
Dividends paid	—	(12,246)	(115)

Net cash provided by (used in) financing activities	(120,298)	(96,837)	(913)

Effect of exchanges on cash and cash equivalents	258	(246)	(2)

Net increase (decrease) in cash and cash equivalents	(50,929)	6,419	60
Cash and cash equivalents at beginning of year	109,953	59,024	556

Cash and cash equivalents at end of year	59,024	65,444	617

Note:	Yen amounts have been translated, for convenience only, at ¥106 =US$1.00, the approximate exchange rate on March 31, 2004. Fractions are rounded down.

Attachment 4

PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(Millions of Yen)
	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004
Unappropriated retained earnings for the year	13,606	25,485
Proposal of appropriation:
Cash dividends	12,246 (¥7,038 per share)	8,811 (¥5,064 per share)
Bonuses to directors and corporate auditors	59	55
(Portion to corporate auditors)	(7)	(10)
Profits brought forward	1,301	16,618

Attachment 5

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on generally accepted Japanese accounting principles)

		(Millions of Yen)
Services	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2004	Increase (Decrease)
Voice transmission services	514,771	482,638	(32,132)
Data transmission services	299,551	309,181	9,629
Leased circuit services	206,145	168,497	(37,648)
Other services	7,664	9,826	2,161
Telecommunications Total revenues	1,028,133	970,143	(57,989)

Related business Total revenues	123,941	136,459	12,517

Total operating revenues	1,152,075	1,106,603	(45,471)

Note: Fractions are rounded down.

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2003	As of March 31, 2004
Myline registrations for inter-prefectural long-distance calls	23,166,000 (subscriber market share: 57.1%)	23,874,000 (subscriber market share: 57.5%)
Myline registrations for international calls	19,188,000 (subscriber market share: 53.4%)	19,987,000 (subscriber market share: 53.9%)

Traffic

		April 1, 2002 to March 31, 2003	April 1, 2003 to March 31, 2004
Traffic*	Numbers of calls	8.68 billion	**
	Duration of calls	380 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2003	As of March 31, 2004
OCN service subscribers	3,504,000	4,118,000

Main network services for business customers

	As of March 31, 2003	As of March 31, 2004
Business customers of main network services	293,000	337,000
Leased circuits	62,000	50,000
Frame relay / Cell relay	78,000	56,000
IP-VPN	64,000	86,000
OCN Internet access	85,000	129,000
Ethernet services (e-VLAN)	3,000	17,000

Data centers

	As of March 31, 2003	As of March 31, 2004
Colocation service users	330	396
Data centers*	58 in Japan 27 overseas	67 in Japan 26 overseas
Total size of domestic data centers	Approx. 44,000 m2	Approx. 56,000 m2

Note: Domestic centers are those that have applied for Information Security Management System approval.

Attachment 6

NTT Communications’ New Board of Directors

(subject to shareholders’ approval)

President and CEO

Masanobu Suzuki

Senior Executive Vice Presidents

Mamoru Ishida

Hiromi Wasai (Senior Executive Vice President, Nippon Telegraph and Telephone Corporation)*

Executive Vice Presidents

Hisao Iizuka

Masae Tamura

Masayuki Nomura

Senior Vice Presidents

Osamu Inoue

Yo Yusa

Yutaka Aoki

Masayuki Nakagawa

Koichi Maeda (General Manager, Consumer & Office Users Business Division)*

Akira Yabiki (General Manager, Network Business Division)*

Tatsuo Kawasaki (President and CEO, NTT USA, Inc.)*

Hiroshi Nakagawa

Outgoing Senior Executive Vice President

Shuji Tomita

Outgoing Executive Vice President

Shunsuke Amiya (joining NTT Comware Corporation)

Outgoing Senior Vice Presidents

Mitsuhiro Takase (joining NTT World Engineering Marine Corporation)

Michio Tashiro (joining Commuture Corporation)

Note 1:	*First-time candidate

Note 2:	Retirement by Mitsuhiro Takase will become effective on June 17, 2004.

Retirement by Shuji Tomita will become effective on June 24, 2004.

Retirement by Shunsuke Amiya and Michio Tashiro will become effective at the end of the Fifth Annual General Shareholders’ Meeting on June 25, 2004.

Note 3:	Hiromi Wasai will retire from his present position as Senior Vice President of Nippon Telegraph and Telephone Corporation on June 29, 2004, and assume his new role as Senior Executive Vice President of NTT Communications on the same day.

(Reference)

Other important personnel changes:

Retirement (to become effective on June 24, 2004):

Satoshi Kodama

Akihiko Okada

May 14, 2004

Nippon Telegraph and Telephone Corporation

Annual Results for

Fiscal year ended March 31, 2004

supplementary data

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, ascertained in the past and cofirmed accurately NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures.

1.	Subscribers

					(thousands)
	A	B		C
	At the end of fiscal year ended March 31, 2003	At the end of fiscal year ended March 31, 2004		At the end of fiscal year ending March 31, 2005 (Forecast)
			increase/decrease		increase/decrease
			B-A		C-B
Telephone Subscriber Line	50,714	50,938	224	51,024	86
NTT East	25,139	25,264	124	25,317	53
NTT West	25,575	25,674	100	25,707	33
INS-Net	10,128	9,135	(993)	8,270	(865)
NTT East	5,260	4,756	(504)	4,340	(416)
NTT West	4,868	4,378	(489)	3,930	(448)
INS-Net 64	9,539	8,554	(985)	7,693	(861)
NTT East	4,892	4,391	(501)	3,975	(416)
NTT West	4,647	4,162	(484)	3,717	(445)
INS-Net1500	59	58	(1)	58	(0)
NTT East	37	36	(0)	36	0
NTT West	22	22	(1)	21	(0)
Analog + ISDN	60,842	60,072	(769)	59,294	(777)
NTT East	30,399	30,020	(380)	29,657	(363)
NTT West	30,442	30,053	(390)	29,637	(415)
FLET’S ISDN	1,272	980	(292)	723	(257)
NTT East	651	514	(137)	364	(150)
NTT West	621	466	(155)	359	(107)
FLET’S ADSL	2,558	4,089	1,531	5,489	1,400
NTT East	1,430	2,283	853	2,983	700
NTT West	1,127	1,806	679	2,506	700
B FLET’S	199	840	642	2,040	1,200
NTT East	111	426	315	1,026	600
NTT West	88	414	326	1,014	600
Conventional Leased Circuit	576	514	(62)	447	(67)
NTT East	301	267	(34)	236	(31)
NTT West	275	247	(28)	211	(36)
High Speed Digital	538	462	(76)	363	(99)
NTT East	291	249	(42)	205	(43)
NTT West	247	213	(34)	158	(55)
NTT Group Major ISP	5,709	6,167	459	6,900	733
OCN*	3,504	4,118	614	4,500	382
Plala*	1,670	1,750	80	2,080	330
Cellular	43,861	45,927	2,066	47,700	1,773
FOMA*	330	3,045	2,715	10,600	7,555
i-mode	37,758	41,077	3,319	43,400	2,323
FOMA*	303	2,997	2,694	—	—
PHS	1,688	1,592	(96)	1,370	(222)

Notes:	1.	“Number of Telephone Subscriber Lines” is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included.)
	2.	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	3.	NTT Group Major ISP includes WAKWAK, InfoSphere, and Dreamnet besides OCN and Plala.

		* Partial listing only.

2.	Employees

	A	B		C
	At the end of fiscal year ended March 31, 2003	At the end of fiscal year ended March 31, 2004		At the end of fiscal year ending March 31, 2005 (Forecast)
			increase/decrease		increase/decrease
			B-A		C-B
NTT Consolidated	211,000	205,300	(5,700)	203,400	(1,900)
Subsidiaries
NTT (Holding)	3,150	3,050	(100)	2,850	(200)
NTT East	18,100	14,900	(3,200)	14,350	(550)
NTT West	14,750	13,750	(1,000)	12,950	(800)
NTT Communications	7,450	7,700	250	7,700	0
NTT DATA (Consolidated)	15,950	17,400	1,450	18,600	1,200
NTT DoCoMo (Consolidated)	20,800	21,250	450	21,450	200
(Reference) OS Companies
East OS Companies	44,350	48,300	3,950	46,200	(2,100)
West OS Companies	54,750	52,550	(2,200)	50,600	(1,950)

Notes:	1.	Figures for NTT Consolidated at the end of fiscal year ended March 31, 2003 include figures for companies that are newly consolidated at the fiscal year ended March 31, 2004.
	2.	Figures for NTT Consolidated do not include the number of employees who retired at the end of fiscal year and rehired at the beginning of next fiscal year.
	3.	Figures for East OS Companies and West OS Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the number of employees who retired at the end of fiscal year and rehired at the beginning of next fiscal year, as described below:
		— At the end of fiscal year ended March 31, 2003 (East OS Companies : 2,750 employees, West OS Companies : 3,350 employees)
		— At the end of fiscal year ended March 31, 2004 (East OS Companies : 3,100 employees, West OS Companies : 3,300 employees)
		— At the end of fiscal year ending March 31, 2005 (East OS Companies : 2,500 employees, West OS Companies : 2,550 employees)

3. Capital Investment

				(billions of yen)
	A	B		C
	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004		Fiscal Year ending March 31, 2005 (Forecast)
			increase/decrease		increase/decrease
			B-A		C-B
NTT Consolidated	1,977.6	2,013.6	36.0	2,000.0	(13.6)
Subsidiaries
NTT (Holding)	23.7	18.9	(4.7)	19.0	0.1
NTT East	334.2	377.8	43.6	410.0	32.2
NTT West	362.4	397.6	35.1	390.0	(7.6)
NTT Communications	104.2	124.8	20.6	120.0	(4.8)
NTT DATA (Consolidated)	171.0	148.9	(22.0)	113.0	(35.9)
NTT DoCoMo (Consolidated)	854.0	805.5	(48.5)	796.0	(9.5)
Details of Capital Investment
NTT (Holding)	23.7	18.9	(4.7)	19.0	0.1
R&D Facilities	20.0	11.8	(8.2)	13.0	1.2
Joint Facilities, etc.	3.6	7.1	3.5	6.0	(1.1)
NTT East	334.2	377.8	43.6	410.0	32.2
Expansion and Improvement	290.3	337.7	47.4	370.0	32.3
Voice Transmission	224.6	236.8	12.2	253.0	16.2
Data Transmission	25.9	41.3	15.4	34.0	(7.3)
Leased Circuit	39.2	59.2	20.0	81.0	21.8
Telegraph	0.4	0.2	(0.2)	2.0	1.8
R&D Facilities	5.5	3.9	(1.6)	5.0	1.1
Joint Facilities, etc.	38.3	36.1	(2.1)	35.0	(1.1)
NTT West	362.4	397.6	35.1	390.0	(7.6)
Expansion and Improvement	343.5	381.4	37.9	372.0	(9.4)
Voice Transmission	281.6	290.2	8.5	262.0	(28.2)
Data Transmission	19.3	22.5	3.1	29.0	6.5
Leased Circuit	41.8	68.5	26.7	79.0	10.5
Telegraph	0.6	0.1	(0.5)	2.0	1.9
R&D Facilities	3.8	3.1	(0.7)	3.0	(0.1)
Joint Facilities, etc.	15.1	13.0	(2.0)	15.0	2.0
NTT Communications	104.2	124.8	20.6	120.0	(4.8)
Expansion and Improvement	69.3	74.9	5.5	66.0	(8.9)
Voice Transmission	49.3	51.3	2.0	43.0	(8.3)
Data Transmission	14.0	17.2	3.1	16.0	(1.2)
Leased Circuit	5.9	6.3	0.3	7.0	0.6
R&D Facilities	8.1	14.6	6.4	12.0	(2.6)
Joint Facilities, etc.	26.7	35.2	8.5	42.0	6.7
Optical Fiber Related Investment
NTT East	86.0	125.0	39.0	Approx.130.0	5.0
coverage rate (%)	76%	81%	—	83%	—
NTT West	151.0	208.0	57.0	Approx.150.0	(58.0)
coverage rate (%)	67%	80%	—	81%	—

Notes:	1. Figures for NTT East and NTT West includes figures for Optical Fiber Related Investment.

2.     Figures for capital expenditures are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation.

		(billions of yen)
	A Fiscal Year ended March 31, 2003	B Fiscal Year ended March 31, 2004
NTT Group Consolidated	1,977.6	2,013.6
Payments for property, plant and equipment	1,725.5	1,765.7
Acquisition of intangible and other assets	318.1	443.5
Other differences	(66.1)	(195.6)
NTT DoCoMo Consolidated	854.0	805.5
Payments for property, plant and equipment	700.5	625.3
Acquisition of intangible and other assets	164.2	177.6
Other differences	(10.8)	2.6

4-1. Annual Results and Projections of Core Companies

					(billions of yen)
	A	B			C
	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004			Fiscal Year ending March 31, 2005 (Forecast)
			increase/decrease			increase/decrease
			B-A			C-B
NTT (Holding) (JPN GAAP)
Operating Revenues	222.0	258.1	36.0		330.0	71.8
Non-Operating Revenues	91.5	74.2	(17.2)		68.0	(6.2)
Operating Expenses	212.2	186.2	(26.0)		185.0	(1.2)
Non-Operating Expenses	85.8	67.4	(18.4)		61.0	(6.4)
Operating Income	9.7	71.8	62.0		145.0	73.1
Recurring Profit	15.4	78.6	63.2		152.0	73.3
Net Income	81.1	240.3	159.1		149.0	(91.3)
NTT East (JPN GAAP)
Operating Revenues	2,352.2	2,267.1	(85.0)		2,148.0	(119.1)
Voice Transmission (excluding IP)	1,582.1	1,506.9	(75.1)		1,385.0	(121.9)
IP	88.4	151.3	62.9		226.0	74.6
Leased Circuit (excluding IP)	304.1	246.9	(57.1)		183.0	(63.9)
Telegraph	32.3	30.9	(1.3)		28.0	(2.9)
Others Related Business	168.3 176.8	166.5 164.3	(1.8 (12.5	) )	326.0	(4.9)
Non-Operating Revenues	68.2	61.2	(6.9)		54.0	(7.2)
Operating Expenses	2,303.8	2,180.7	(123.0)		2,063.0	(117.7)
Personnel	295.2	234.3	(60.9)		206.0	(28.3)
Purchase of Goods and Services	1,336.3	1,343.5	7.1		1,280.0	(63.5)
Depreciation	499.1	458.8	(40.3)		434.0	(24.8)
Retirement of Fixed Assets	94.3	68.4	(25.9)		68.0	(0.4)
Taxes	78.6	75.6	(2.9)		75.0	(0.6)
Non-Operating Expenses	53.2	49.8	(3.4)		44.0	(5.8)
Operating Income	48.3	86.4	38.0		85.0	(1.4)
Recurring Profit	63.3	97.8	34.5		95.0	(2.8)
Net Income	3.0	57.9	54.9		52.0	(5.9)
(reference) Major Revenues of Services
Voice Transmission	1,582.1	1,506.9	(75.1)		1,385.0	(121.9)
Data Transmission	57.5	86.1	28.5		115.0	28.8
Leased Circuit	336.2	313.3	(22.9)		295.0	(18.3)
NTT West (JPN GAAP)
Operating Revenues	2,215.0	2,166.8	(48.1)		2,070.0	(96.8)
Voice Transmission (excluding IP)	1,510.9	1,465.8	(45.1)		1,361.0	(104.8)
IP	69.1	127.2	58.0		206.0	78.7
Leased Circuit (excluding IP)	255.6	206.0	(49.5)		159.0	(47.0)
Telegraph	35.4	33.4	(1.9)		30.0	(3.4)
Others Related Business	174.7 169.1	165.2 169.0	(9.4 (0.1	) )	314.0	(20.2)
Non-Operating Revenues	55.2	54.9	(0.3)		48.0	(6.9)
Operating Expenses	2,172.3	2,080.1	(92.2)		1,999.0	(81.1)
Personnel	267.8	226.6	(41.1)		203.0	(23.6)
Purchase of Goods and Services	1,279.0	1,270.7	(8.2)		1,243.0	(27.7)
Depreciation	485.3	453.4	(31.8)		425.0	(28.4)
Retirement of Fixed Assets	64.9	57.0	(7.8)		53.0	(4.0)
Taxes	75.1	72.1	(3.0)		75.0	2.8
Non-Operating Expenses	53.0	51.0	(1.9)		45.0	(6.0)
Operating Income	42.6	86.6	44.0		71.0	(15.6)
Recurring Profit	44.9	90.5	45.6		74.0	(16.5)
Net Income	19.3	61.5	42.1		44.0	(17.5)
(reference) Major Revenues of Services
Voice Transmission Services	1,510.9	1,465.8	(45.1)		1,361.0	(104.8)
Data Transmission Services	46.2	65.1	18.9		92.0	26.8
Leased Circuit	279.8	269.2	(10.5)		273.0	3.7

Notes:	1.	Figures for Voice Transmission of NTT East and NTT West include LRIC settlement for NTT East and NTT West.
	2.	Figures for IP of NTT East and NTT West include corporate IP telephony services in Voice Transmission Services, and monthly charges and installation fees of IP services in Leased Circuit.
	3.	Figures for Cost of Supplies of NTT East and Operating Revenue of NTT West include 18.4 billion yen subsidy from NTT East to NTT West respectively.

4-2.	Annual Results and Projections of Core Companies

					(billions of yen)
	A	B		C
	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004		Fiscal Year ending March 31, 2005 (Forecast)
			increase/decrease		increase/decrease
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenue	1,152.0	1,106.6	(45.4)	1,087.0	(19.6)
Voice Transmission	514.7	482.6	(32.1)	430.0	(52.6)
Data Transmission	299.5	309.1	9.6	340.0	30.8
Leased Circuit	206.1	168.4	(37.6)	132.0	(36.4)
Others	7.6	9.8	2.1	185.0	38.7
Related Business	123.9	136.4	12.5
Non-Operating Revenue	27.9	26.5	(1.4)	22.0	(4.5)
Operating Expense	1,006.7	990.3	(16.3)	1,003.0	12.6
Personnel	87.3	86.7	(0.6)	88.0	1.2
Purchase of Goods and Services	483.7	493.6	9.8	763.0	7.8
Communication Network Charges	272.0	261.5	(10.5)
Depreciation	125.7	117.6	(8.0)	121.0	3.3
Retirement of Fixed Assets	26.2	19.5	(6.7)	19.0	(0.5)
Taxes	11.7	11.3	(0.3)	12.0	0.6
Non-Operating Expense	30.0	29.7	(0.3)	26.0	(3.7)
Operating Income	145.3	116.2	(29.0)	84.0	(32.2)
Recurring Profit	143.2	113.0	(30.2)	80.0	(33.0)
Net Income	13.6	24.1	10.5	47.0	22.8
NTT Data Consolidated (JPN GAAP)
Sales	832.1	846.7	14.5	830.0	(16.7)
System Integration Business	671.2	685.4	14.1	673.0	(12.4)
Network System Business	60.2	57.7	(2.4)	55.0	(2.7)
Others	173.8	177.7	3.8	177.0	(0.7)
Elimination or corporate	(73.2)	(74.2)	(0.9)	(75.0)	(0.7)
Cost of Sales	622.0	637.9	15.8	635.0	(2.9)
Gross Profit	210.0	208.7	(1.2)	195.0	(13.7)
Selling and General Expense	148.4	149.0	0.5	160.0	10.9
Operating Income	61.5	59.7	(1.8)	35.0	(24.7)
Non-Operating Income	(14.2)	(10.0)	4.1	(9.0)	1.0
Recurring Profit	47.3	49.6	2.3	26.0	(23.6)
Net Income	28.5	26.9	(1.6)	16.0	(10.9)
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	4,809.1	5,048.1	239.0	4,920.0	(128.1)
Wireless Services	4,350.9	4,487.9	137.1	4,326.0	(161.9)
Cellular/Car Phone*	3,286.4	3,156.5	(129.9)	2,606.0	(550.5)
FOMA*	13.6	153.0	139.4	705.0	552.0
Packet Data Transmission*	886.3	1,020.7	134.3	847.0	(173.7)
PHS*	79.3	70.4	(8.9)	62.0	(8.4)
Quickcast*	7.7	5.8	(1.9)	4.0	(1.8)
Equipment sales	458.2	560.2	101.9	594.0	33.8
Operating Expense	3,752.4	3,945.1	192.8	4,090.0	144.9
Personnel	243.3	248.4	5.1	245.0	(3.4)
Purchase of Goods and Services	2,297.9	2,508.8	210.8	2,617.0	108.2
Depreciation	749.2	721.0	(28.2)	741.0	20.0
Retirement of Fixed Assets	38.6	43.9	5.3	60.0	16.1
Communication Network Charges	387.7	387.7	(0.0)	386.0	(1.7)
Taxes	35.7	35.4	(0.3)	41.0	5.6
Operating Income	1,056.7	1,102.9	46.2	830.0	(272.9)
Non-Operating Profit and Expense	(13.8)	(1.8)	12.0	484.0	485.8
Income before Tax	1,043.0	1,101.1	58.2	1,314.0	212.9
Net Income	212.5	650.0	437.5	751.0	101.0

Note:	* Partial listing only.

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (PDC) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees.) We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(yen)
	Fiscal Year ended March 31, 2003	4th Quarter ended March 31, 2004 (from January to March)	Fiscal Year ended March 31, 2004	Fiscal Year ending March 31, 2005 (Forecast)
NTT East
Telephone Subscriber Lines ARPU	3,020	2,970	2,990	2,950
ISDN Subscriber Lines ARPU	5,850	5,630	5,750	5,570
NTT West
Telephone Subscriber Lines ARPU	2,950	2,880	2,900	2,890
ISDN Subscriber Lines ARPU	5,830	5,600	5,730	5,560
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+PDC)	8,130	7,610	7,890	7,270
Voice ARPU (FOMA+PDC)	6,380	5,640	5,920	5,390
Packet ARPU (FOMA+PDC)	1,750	1,970	1,970	1,880
i-mode ARPU (FOMA+PDC)*	1,750	1,970	1,970	1,870
ARPU generated purely from i-mode (FOMA+PDC)	2,120	2,210	2,240	2,070
Cellular Aggregate ARPU (FOMA)	7,740	10,360	10,280	9,240
Voice ARPU (FOMA)	5,050	6,960	6,900	6,410
Packet ARPU (FOMA)	2,690	3,400	3,380	2,830
i-mode ARPU (FOMA)*	2,120	3,310	3,240	2,750
ARPU generated purely from i-mode (FOMA)	2,340	3,370	3,330	2,810
Cellular Aggregate ARPU (PDC)	8,120	7,470	7,830	6,970
Voice ARPU (PDC)	6,370	5,570	5,890	5,240
i-mode ARPU (PDC)	1,750	1,900	1,940	1,730
ARPU generated purely from i-mode (PDC)	2,110	2,140	2,200	1,940

Notes:	1.	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.
		—	ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.
		—	ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.
	2.	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.
	3.	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.
	4.	We compute ARPU for our cellular business using two aggregate measures.
		—	Cellular Aggregate ARPU (FOMA+PDC) = Voice ARPU (FOMA+PDC) + Packet ARPU (FOMA+PDC).
			—	Our Voice ARPU (FOMA+PDC) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional PDC services, and our Packet ARPU (FOMA+PDC) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional PDC services. We also separately compute i-mode ARPU (FOMA+PDC), as a subcomponent of Packet ARPU (FOMA+PDC). In particular, i-mode ARPU (FOMA+PDC) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and PDC services.
		—	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.
		—	Cellular Aggregate ARPU (PDC) = Cellular Voice ARPU (PDC) + i-mode ARPU (PDC).
			—	Our Voice ARPU (PDC) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (PDC) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional PDC services.
	5.	We show ARPU for our i-mode using two aggregate measures.
		—	i-mode ARPU is based on the number of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.
		—	ARPU generated purely from i-mode is based on the number of active subscribers to the i-mode service only.
	6.	No. of active subscribers used in ARPU calculation are as below.
		—	4Q Results: Sum of No. of active subscribers**(as defined below) for each month from January to March.
		—	FY Results&Forecast: Sum of No. of active subscribers**(as defined below) for each month from April to March
**active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

Calculation methods for No. of active subscribers used in ARPU (PDC, i-mode (PDC), generated purely from i-mode (PDC)) changed as of 4th quarter and full year results.

Numerical values by previous calculation methods are as follows.

		—	4Q Results: {(No. of subscribers at Dec. 31 + No. of subscribers at Mar. 31 ) /2} x 3 months
		—	FY Results : {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2} x 12 months

	4th Quarter ended March 31, 2004 (from January to March)	(yen) Fiscal Year ended March 31, 2004
Aggregate ARPU (PDC)	7,480	7,910
Voice ARPU (PDC)	5,580	5,950
i-mode ARPU (PDC)	1,900	1,960
ARPU generated purely from i-mode (PDC)	2,140	2,240

* Partial listing only.

6.	Interest-Bearing Liabilities (Consolidated)

					(billions of yen)
	At the end of Fiscal Year ended March 31, 2003		At the end of Fiscal Year ended March 31, 2004		At the end of Fiscal Year ending March 31, 2005 (Forecast)
Interest-Bearing Liabilities	6,690.7		5,921.7		5,650.0

7. Indices (Consolidated)
	Fiscal Year ended March 31, 2003		Fiscal Year ended March 31, 2004		Fiscal Year ending March 31, 2005 (Forecast)
Operating Income	1,363.6	billion yen	1,560.3	billion yen	1,180.0	billion yen
EBITDA Margin	36.3%		35.5%		32.2%
Operating FCF	1,989.0	billion yen	1,920.2	billion yen	1,505.0	billion yen
ROCE	6.3%		7.3%		5.6%

Note : The reconciliation of Indices are as follows.

	Fiscal Year ended March 31, 2003		Fiscal Year ended March 31, 2004		Fiscal Year ending March 31, 2005 (Forecast)
EBITDA Margin [(c/d)X100]	36.3%		35.5%		32.2%
a Operating Income	1,363.6	billion yen	1,560.3	billion yen	1,180.0	billion yen
b Depreciation and Amortization	2,603.0	billion yen	2,373.5	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,966.6	billion yen	3,933.8	billion yen	3,505.0	billion yen
d Operating Revenues	10,923.1	billion yen	11,095.5	billion yen	10,900.0	billion yen
Operating FCF [(c-d)]	1,989.0	billion yen	1,920.2	billion yen	1,505.0	billion yen
a Operating Income	1,363.6	billion yen	1,560.3	billion yen	1,180.0	billion yen
b Depreciation and Amortization	2,603.0	billion yen	2,373.5	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,966.6	billion yen	3,933.8	billion yen	3,505.0	billion yen
d Capital Investment*	1,977.6	billion yen	2,013.6	billion yen	2,000.0	billion yen
ROCE [(b/c)X100]	6.3%		7.3%		5.6%
a Operating Income	1,363.6	billion yen	1,560.3	billion yen	1,180.0	billion yen
(Normal Statutory Tax Rate)	42.0%		42.0%		41.0%
b Operating Income X (1-Normal Statutory Tax Rate)	790.9	billion yen	905.0	billion yen	696.2	billion yen
c Operating Capital Employed	12,497.1	billion yen	12,324.0	billion yen	12,465.3	billion yen
* Please see P2 for capital investment